貝克·麥堅時律師事務所

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

07025054

SEC MAIL
JUL 9 - 2007
WASH. D.C.
209
SECTION

July 3, 2007

Our ref: 32201000-000001

By Hand

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
U.S.A.

SUPPL

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-35063)

This letter and the enclosed documents are furnished to the Securities and Exchange Commission (the "Commission") pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the overseas regulatory announcements and brief English descriptions of such documents relating to the Company since March 20, 2007, copies of which are enclosed with this letter (a list of index is provided in <u>Annex 1</u>).

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2475 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

PROCESSED
JUL 13 2007
THOMSON
FINANCIAL

dlw 7/10

Allen Shyu/Zha Zheng/Ingrid Ling

Encl.

Annex 1

A List of Overseas Regulatory Announcements since March 20, 2007

1. Overseas Regulatory Announcement dated April 10, 2007 by the Company regarding the Consolidated Results for the Year ended 31 December 2006 of Shanghai Jinjiang International Hotels Development Company Limited and the brief English description of such announcement.

2. Overseas Regulatory Announcement dated April 17, 2007 made by the Company regarding the Announcement of the Board of Directors of Shanghai Jinjiang International Hotels Development Company Limited and the brief English description of such announcement.

3. Overseas Regulatory Announcement dated April 30, 2007 made by the Company regarding Resolutions of the 11th Meeting of the 5th Session of the Board of Directors and Notice Convening the 2006 Annual General Meeting of Shanghai Jinjiang International Hotels Development Company Limited and the brief English description of such announcement.

4. Overseas Regulatory Announcement dated April 30, 2007 made by the Company regarding Resolutions of the 12th Meeting of the 5th Session of the Board of Directors of Shanghai Jinjiang International Hotels Development Company Limited and the brief English description of such announcement.

5. Overseas Regulatory Announcement dated April 30, 2007 made by the Company regarding the Consolidated Results for the Three Months ended 31 March 2007 of Shanghai Jinjiang International Hotels Development Company Limited and the brief English description of such announcement.

6. Overseas Regulatory Announcement dated May 31, 2007 made by the Company regarding Resolutions of the 2006 Annual General Meeting of Shanghai Jinjiang International Hotels Development Company Limited and the brief English description of such announcement.

7. Overseas Regulatory Announcement dated June 5, 2007 made by the Company regarding the Announcement of Unusual Movements in Share Transactions of Shanghai Jinjiang International Hotels Development Company Limited and the brief English description of such announcement.

8. Overseas Regulatory Announcement dated June13, 2007 made by the Company regarding the Public Notice on Implementation of Dividends Distribution 2006 of Shanghai Jinjiang International Hotels Development Company Limited and the brief English description of such announcement.

Shanghai Jinjiang International Hotels Development Company Limited
(Incorporated in the People's Republic of China)

Consolidated Results for the Year ended 31 December 2006

The board of directors (the "Board") of Shanghai Jinjiang International Hotels Development Company Limited (hereinafter referred to as the "Company") is pleased to announce the consolidated results of the Company together with its subsidiaries and associates for the year ended 31 December 2006, which are derived from the consolidated financial statements of the Company prepared in accordance with International Financial Reporting Standards ("IFRS") and audited by PricewaterhouseCoopers China Limited in accordance with International Auditing Standards:

	2006 RMB'000	2005 RMB'000
Revenue	833,380	807,762
Gross profit	399,079	383,140
Operating profit	149,012	146,628
Share of results of associates	88,487	67,822
Profit before taxation	242,020	218,436
Income tax	26,918	24,928
Minority interests	1,490	357
Net profit	215,102	193,508
Earnings per share, basic and diluted	RMB0.36	RMB0.32

Note:
To conform with IFRS, PricewaterhouseCoopers China Limited has made the following adjustments to the net profit and shareholders' equity audited by PricewaterhouseCoopers Zhongtian Certified Public Accountants Limited Company:

	2006 Net profit RMB'000	31 December 2006 Shareholders' equity RMB'000
Under PRC Enterprise Accounting Standards and Enterprise Accounting System	216,794	2,039,349
Adjustments under IFRS:		
Investments in associates	3,560	-3,561
Amortisation of deferred exchange loss	-706	1,979
Assets purchased with non-repayable funds	936	-
Deferred taxation	-791	4,893
Minority interests	-1,490	5,832
Amortisation of pre-operating expenses	-3,586	-3,586
Others	385	-
Under IFRS	215,102	2,044,906

3. The 2006 annual report of the Company has been posted on the website designated by the China Securities Regulatory Commission (http://www.sse.com.cn).

By Order of the Board
Shanghai Jinjiang International Hotels Development Company Limited
10 April 2007

Jin Jiang
Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*
上海錦江國際酒店（集團）股份有限公司

（於中華人民共和國註冊成立的股份有限公司）

（股份代碼：2006）

於其他海外監管市場發佈的公告

本公告並非上海錦江國際酒店（集團）股份有限公司截至二零零六年十二月三十一日止年度之經審核財務業績公告。本公告乃根據香港聯合交易所有限公司證券上市規則第13.09(2)條之規定而發表。

以下公告將由上海錦江國際酒店（集團）股份有限公司旗下一間以A股及B股於上海證券交易所上市的附屬公司，上海錦江國際酒店發展股份有限公司（本公司）於二零零七年四月十日於上海和香港發佈。本公司的年度報告亦將於二零零七年四月十日根據上海證券交易所股票上市規則於本公司及上海證券交易所網站登載。

上海錦江國際酒店發展股份有限公司
2006年度報告摘要

§1 重要提示

1.1 本公司董事會、監事會及董事、監事、高級管理人員保證本報告所載資料不存在任何虛假記載、誤導性陳述或者重大遺漏，並對其內容的真實性、準確性和完整性承擔個別及連帶責任。

本年度報告摘要摘自年度報告全文，報告全文同時刊載於http：//www.sse.com.cn。投資者欲瞭解詳細內容，應當仔細閱讀年度報告全文。

1.2 公司全體董事出席董事會會議。

1.3 普華永道中天會計師事務所有限公司和普華永道中國有限公司分別對本公司2006年度按中國會計準則和國際財務報告準則編製的會計報表出具了無保留意見的審計報告。

1.4 公司負責人董事長俞敏亮先生，主管會計工作負責人首席執行官陳灝先生，會計機構負責人副總裁盧正剛先生聲明：保證本年度報告中財務報告的真實、完整。

§2 公司基本情況簡介

2.1 基本情況簡介

股票簡稱	錦江股份
股票代碼	600754
上市交易所	上海證券交易所
股票簡稱	錦江B股
股票代碼	900934
上市交易所	上海證券交易所
註冊地址和辦公地址	上海市浦東新區浦電路489號13樓；上海市廣東路51號5樓
郵政編碼	200122；200002
公司國際互聯網網址	http：//www.jinjianghotels.sh.cn

2.2 聯繫人和聯繫方式

	董事會秘書
姓名	胡暋
聯繫地址	上海市廣東路51號5樓
電話	86-21-63217132
傳真	86-21-63217720
電子信箱	JJIR@jinjianghotels.com

§3 會計數據和財務指標摘要

3.1 主要會計數據

單位：元　幣種：人民幣

主要會計數據	**2006年**	2005年	本年比上年增減(%)	2004年
主營業務收入	**929,514,208**	902,459,805	3.00	863,700,493
利潤總額	**262,918,792**	237,971,120	10.48	197,461,077
淨利潤	**216,793,734**	192,634,878	12.54	145,233,316
扣除非經常性損益的淨利潤	**209,554,943**	168,423,694	24.42	118,718,151
經營活動產生的現金流量淨額	**206,662,128**	230,167,323	-10.21	188,870,135
	2006年末	2005年末	本年末比上年末增減(%)	2004年末
總資產	**2,527,087,097**	2,478,226,042	1.97	2,271,972,022
股東權益（不含少數股東權益）	**2,039,349,479**	1,972,980,498	3.36	1,876,570,618

3.2 主要財務指標

單位：元

主要財務指標	**2006年**	2005年	本年比上年增減(%)	2004年
每股收益	**0.359**	0.319	12.54	0.241
淨資產收益率（%）	**10.63**	9.76	增加0.87個百分點	7.74
扣除非經常性損益的淨利潤為基礎計算的淨資產收益率（%）	**10.28**	8.54	增加1.74個百分點	6.33
每股經營活動產生的現金流量淨額	**0.343**	0.382	-10.21	0.313
	2006年末	2005年末	本年末比上年末減(%)	2004年末
每股淨資產	**3.38**	3.27	3.36	3.11
調整後的每股淨資產	**3.36**	3.25	3.38	3.08

扣除非經常性損益項目

✓適用 □不適用

單位：元 幣種：人民幣

非經常性損益項目	金額
處置長期股權投資、固定資產、在建工程、無形資產、其他長期資產產生的損益	5,229,906
各種形式的政府補貼	984,855
短期投資收益，(不包括經國家有關部門批准設立的有經營資格的金融機構獲得的短期投資收益)	432,897
扣除公司日常根據企業會計制度規定計提的資產減值準備後的其他各項營業外收入、支出	-3,493,814
以前年度已經計提各項減值準備的轉回	6,898,362
所得稅影響數	-2,813,415
合計	7,238,791

3.3 國內外會計準則差異

✓適用 □不適用

單位：千元 幣種：人民幣

	中國會計準則	國際財務報告準則
淨利潤	216,794	215,102
差異說明	國內外不同的會計準則造成會計政策差異	

§4 股本變動及股東情況

4.1 股份變動情況表

單位：股

	本次變動前		本次變動增減(+，-)					本次變動後	
	數量	比例(%)	發行新股	股權分置改革送股	公積金轉股	其他	小計	數量	比例(%)
一、有限售條件股份									
1、國家持股	255,280,740	42.32	—	-23,928,071	—	55,807,416	31,879,345	287,160,085	47.60
2、國有法人持股	—	—	—	—	—	—	—	—	—
3、其他內資持股	93,600,000	15.52	—	-6,563,529	—	-55,807,416	-62,370,945	31,229,055	5.18
其中：									
境內法人持股	93,600,000	15.52	—	-6,563,529	—	-55,807,416	-62,370,945	31,229,055	5.18
境內自然人持股	—	—	—	—	—	—	—	—	—
4、外資持股	—	—	—	—	—	—	—	—	—
其中：									
境外法人持股	—	—	—	—	—	—	—	—	—
境外自然人持股	—	—	—	—	—	—	—	—	—
有限售條件股份合計	348,880,740	57.83	—	-30,491,600	—	0	-30,491,600	318,389,140	52.78
二、無限售條件流通股份									
1、人民幣普通股	98,360,000	16.31	—	30,491,600	—	0	30,491,600	128,851,600	21.36
2、境內上市的外資股	156,000,000	25.86	—	—	—	—	—	156,000,000	25.86
3、境外上市的外資股	—	—	—	—	—	—	—	—	—
4、其他	—	—	—	—	—	—	—	—	—
無限售條件流通股份合計	254,360,000	42.17	—	30,491,600	—	0	30,491,600	284,851,600	47.22
三、股份總數	603,240,740	100.00	—	0	—	0	0	603,240,740	100.00

4.2 股東數量和持股情況

單位：股

報告期末股東總數 41,915

前十名股東持股情況

股東名稱	股東性質	持股比例 (%)	持股總數	持有有限售條件股份數量	質押或凍結的股份數量
上海錦江國際酒店（集團）股份有限公司	國有股東	50.05	301,930,088	287,160,085	無
HTHK S/A CMG FIRST STATE GLOBAL UMBRELLA FUND PLC-CMG FIRST STAT CHINA GROWTH	外資股東	2.01	12,117,131	0	未知
上海嘉海投資有限公司	其他	1.56	9,390,000	9,360,000	無
上海輪胎橡膠（集團）股份有限公司	國有股東	1.42	8,541,951	8,541,951	無
日興資產管理有限公司－日興AM中國人民幣A股母基金	外資股東	1.39	8,399,578	0	未知
NIKKOCITI TRUST AND BANKING CORPORATION S/A RE： JF CHINA MOTHER FUND	外資股東	1.23	7,446,939	0	未知
MERRILL LYNCH INTERNATIONAL	外資股東	0.75	4,498,006	0	未知
HSBC BROKING SECURITIES (ASIA) LIMITED CLIENTS ACCOUNT	外資股東	0.56	3,379,501	0	未知
上海證券有限責任公司	國有股東	0.52	3,120,000	3,120,000	無
SCBHK A/C IBT S/A ZEPHYR AURORA MASTER FUND, LP	外資股東	0.51	3,046,961	0	未知

前十名無限售條件股東持股情況

股東名稱	持有無限售條件股份數量	股份種類
上海錦江國際酒店（集團）股份有限公司	14,770,003	人民幣普通股
HTHK S/A CMG FIRST STATE GLOBAL UMBRELLA FUND PLC-CMG FIRST STAT CHINA GROWTH	12,117,131	境內上市外資股
日興資產管理有限公司－日興AM中國人民幣A股母基金	8,399,578	人民幣普通股
NIKKOCITI TRUST AND BANKING CORPORATION S/A RE： JF CHINA MOTHER FUND	7,446,939	境內上市外資股
MERRILL LYNCH INTERNATIONAL	4,498,006	人民幣普通股
HSBC BROKING SECURITIES (ASIA) LIMITED CLIENTS ACCOUNT	3,379,501	境內上市外資股
SCBHK A/C IBT S/A ZEPHYR AURORA MASTER FUND, LP	3,046,961	境內上市外資股
UBS WARBURG CUSTODY PTE LTD.	3,015,091	境內上市外資股
FIRST STATE GREATER CHINA GROWTH FUND	2,899,080	境內上市外資股
HKSBCSB A/C THE NORTHERN TRUST CO S/A GOVERNMENT OF SINGAPORE INV.CORPORATION	2,860,675	境內上市外資股
上述股東關聯關係或一致行動關係的說明	前十名無限售條件股東關聯關係未知 前十名無限售條件股東和前十名股東之間關係關係未知	

4.3 控股股東及實際控制人情況介紹

4.3.1 *控股股東及實際控制人變更情況*

✓適用　□不適用

4.3.2 *控股股東及實際控制人具體情況介紹*

(1)　法人控股股東情況

公司的控股股東為上海錦江國際酒店(集團)股份有限公司，公司成立於1995年6月16日，法人代表：俞敏亮，註冊資本：33億元人民幣。經營範圍：企業投資管理、國內貿易、自有辦公樓、公寓租賃，技術培訓及相關項目的諮詢(上述經營範圍涉及許可經營的憑許可證經營)。

2006年12月15日，上海錦江國際酒店(集團)股份有限公司在香港聯合交易所有限公司主板上市。上市後，該公司的註冊資本將依照中國法律在完成有關工商變更手續後增加至45.65億元。

(2)　法人實際控制人情況

2003年6月，在錦江(集團)有限公司和上海新亞(集團)有限公司國有資產重組基礎上，組建了大型旅遊企業集團—錦江國際(集團)有限公司。錦江國際(集團)有限公司法人代表：俞敏亮，註冊資本：20億元人民幣，企業類型：有限責任公司(國有獨資)，經營範圍：國有資產經營與管理，企業投資及管理，飯店管理，遊樂業配套服務，國內貿易，物業管理，自有辦公樓、公寓租賃，產權經紀及相關項目的諮詢(以上項目涉及許可的憑許可證經營)。錦江國際(集團)有限公司的出資人為上海市國有資產監督管理委員會。

4.3.3 *公司與實際控制人之間的產權及控制關係的方框圖*


上海市國有資產監督管理委員會
100%
錦江國際(集團)有限公司
100%
上海市華亭(集團)有限公司
66.04%
3.48%
上海錦江國際酒店(集團)股份有限公司
50.05%
上海錦江國際酒店發展股份有限公司

註：上海市華亭(集團)有限公司已於2007年1月15日更名為「上海錦江國際投資管理有限公司」。

5.1 董事、監事和高級管理人員持股變動及報酬情況

單位：股　幣種：人民幣

姓名	職務	性別	年齡	任期起止日期	年初持股數	年末持股數	變動原因	報告期內從公司領取的稅前報酬總額（萬元）	是否在股東單位或其他關聯單位領取
俞敏亮	董事長	男	49	2006年5月26日–2009年5月25日	10,920	14,305	股改10送3.1	—	是
沈懋興	副董事長	男	56	2006年5月26日–2009年5月25日	0	0		—	是
楊衛民	副董事長	男	52	2006年5月26日–2009年5月25日	0	0		10 (1–4月份)	是
張寶華	副董事長	男	55	2006年5月26日–2009年5月25日	10,920	14,305	股改10送3.1	—	是
陳灝	董事兼首席執行官	男	56	2006年5月26日–2009年5月25日	0	0		36	否
朱衛婭	董事兼副總裁	女	51	2006年5月26日–2009年5月25日	0	0		14 (5–12月份)	否
孫平	董事兼副總裁	女	50	2006年5月26日–2009年5月25日	0	0		32	否
盧正剛	董事兼副總裁	男	48	2006年5月26日–2009年5月25日	0	0		26	否
薛建民	董事	男	48	2006年5月26日–2009年5月25日	0	0		—	是
郭海慶	董事	男	43	2006年5月26日–2009年5月25日	0	0		—	是
王方華	獨立董事	男	59	2006年5月26日–2009年5月25日	0	0		4	是
戴繼雄	獨立董事	男	47	2006年5月26日–2009年5月25日	1,000	1,310	股改10送3.1	4	是
張伏波	獨立董事	男	44	2006年5月26日–2009年5月25日	0	0		4	是
陸雄文	獨立董事	男	40	2006年5月26日–2009年5月25日	0	0		2.34	是
余炳炎	獨立董事	男	62	2006年5月26日–2009年5月25日	0	0		2.34	是
王行澤	監事長	男	51	2006年5月26日–2009年5月25日	0	0		7(1–4月份)	是
黎敏幼	監事	女	51	2006年5月26日–2009年5月25日	0	0		—	是
王志成	監事	男	51	2006年5月26日–2009年5月25日	10,284	13,472	股改10送3.1	21	否
戴春年	監事	男	56	2006年5月26日–2009年5月25日	0	0		18	否
康鳴	監事	男	35	2006年5月26日–2009年5月25日	0	0		—	是
周怡	監事	女	47	2006年5月26日–2009年5月25日	0	0		—	是
張興國	副總裁	男	49	2006年5月26日–2009年5月25日	0	0		26	否
胡醫	董事會秘書	女	34	2006年5月26日–2009年5月25日	0	0		11	否
合計					33,124	43,392		217.68	

§6 董事會報告

6.1 管理層討論與分析

1、 *報告期內經營情況的回顧*

(1) *報告期公司總體經營情況概述*

本報告期，實現主營業務收入92,951萬元，同比增長3.0%；實現主營業務利潤63,745萬元，同比增長3.3%；實現淨利潤21,679萬元，同比增長12.5%。

在酒店管理方面，公司年內簽約管理的星級酒店達92家，淨增客房數2,600餘間。報告期內，公司緊緊圍繞「管理、品牌、網絡、人才」等四大核心競爭力的提升，進一步推進酒店標準體系和運作體系建設，在試行基礎上對酒店核心質量標準進行了修訂和完善，並在部分成員酒店進一步推廣，以提高酒店產品和服務的一致性；試行國際化酒店政策與程序及客戶滿意管理系統，規範和提高酒店營運品質；根據錦江酒店品牌手冊確定的視覺形象規範，基本完成了新設計酒店品牌識別系統在集團內酒店的推廣，並啟動了在外管酒店的推廣工作，通過舉辦向「品牌萬里行」採訪團的新聞發佈等活動，提高錦江酒店品牌組合的知名度；堅持人才國際化、市場化導向，在績效評估的基礎上，對酒店管理團隊進行了優化和調整，進一步提高了團隊的執行能力，促進了中西文化融合；根據「個、十、百、千」人才戰略，在外部招聘的同時，加大人才的內部挖掘，通過舉辦半年制、一年制「後備高層管理者培訓班」，增強了提拔使用力度。年內，錦江國際酒店管理公司獲TTG頒發的「2006年度最佳本土酒店集團」獎項。

在連鎖餐飲業務方面，上海肯德基有限公司全年實現營業收入154,366萬元，同比增長13.3%，至年底，餐廳總數已達191家；上海新亞大家樂餐飲有限公司全年實現營業收入18,706萬元，同比增長6.1%，至年底，「大家樂」門店數為5家，「新亞大包」門店數為67家；上海吉野家快餐有限公司年內加強了新產品的開發，並對門店進行了調整，至年底，門店數為8家；公司持有30%股權的靜安麵包房門店數已達55家。結合酒店餐飲發展需要，推出高端餐飲品牌「錦廬」，首家「錦廬」餐廳6月份在錦江飯店對外營業，其高端餐飲品牌已初步得到市場認可。

在酒店投資方面，公司投資的四、五星級酒店全年客房平均出租率為74.0%，同比下降1個百分點；全年平均房價1,093元，同比上升3.7%。二、三星級酒店全年客房平均出租率為72.5%，同比下降1.6個百分點；全年平均房價308元，同比下降1.4%。公司參股的錦江之星旅館有限公司投資、管理、特許加盟的經濟型酒店已達181家（含簽約籌建）。

此外，錦江中央預訂系統（JREZ）7月啟動運作，與四家主要GDS（全球分銷系統）供應商，以及Travelocity、Expedia等43家國內外IDS（因特網分銷系統）供應商建立了合作關係，開通了預定通道。上海錦江國際理諾士酒店管理學院榮獲「2006年度十佳中外合作院校」稱號。

2、 *公司未來發展的展望*

(1) *公司所處行業的發展趨勢及公司面臨的市場競爭格局*

1) 行業的發展趨勢

本公司所處的旅遊行業保持著良好的平穩發展態勢。國家有關部門信息顯示，全年入境人數2006年12,494萬人次，比上年增長3.9%；2007年預期目標1.29億人次，比上年增長約4%。國際旅遊外匯收入2006年339.5億美元，比上年增長15.9%；2007年預期目標370億美元，比上年增長約9%。全年國內出遊人數2006年13.9億人次，比上年增長15.0%；2007年預期目標15億人次，比上年增長約8%。國內旅遊總收入2006年6,230億元，比上年增長17.9%；2007年預期目標6,820億元，比上年增長約10%。2006年全國住宿和餐飲業零售額10,345億元，同比增長16.4%（資料來源：國家統計局和國家旅遊局）。隨著中國2002年加入世界貿易組織，北京和上海分別成功取得了2008年奧運會和2010年世博會的申辦權，我國農村居民人均純收入和城鎮居民可支配收入逐年增加，預期中國入境旅遊、國內旅遊和商務（公務）旅遊等市場將呈現適度增長的趨勢。

2) 公司面臨的市場競爭格局

公司所處的行業也是一個充分競爭的行業，並且這種競爭還將進一步加劇。中國星級酒店2005年末已經達到11,828家，比上年增加940家；擁有客房133.2萬間，比上年增加9.4萬間（資料來源：2005年中國旅遊業統計公報）；預期2006年星級酒店和客房間數的供應仍保持增長趨勢。中國龐大的酒店資產的存量和增量，將會繼續吸引其他國際國內資本和專業酒店集團的加入。連鎖餐飲企業（集團）全國2005年末達到300個，比上年增加49個；限額以上連鎖餐飲企業門店數2005年末達到8,514個，比上年增加936個（資料來源：國家統計局）；預期連鎖餐飲企業（集團）及其門店數也將保持一定程度的增長。

(2) 管理層所關注的未來公司發展機遇和挑戰，公司發展戰略，以及各項業務的發展規劃

1) 公司未來的發展機遇和挑戰

在科學發展觀的指引下，「十一五」期間中國經濟有望保持又好又快的發展。預期2007年國內生產總值增速有所放緩但仍將保持較高的增長水平；入境旅遊進入新的發展週期，外部競爭加劇，呈現較為明顯的階段性增幅趨緩、增長難度加大的趨勢；國內旅遊既處於大眾消費加速增長期，又處於消費快速升級轉型期，局部地區、重點時段呈現供需矛盾加大的趨勢。奧運會和世博會籌辦工作的加快推進，一線城市商業活動的日益活躍；以及公司過去幾年裏在投資效益、產業規模、品牌推廣和競爭能力等方面所作的努力，這些都給本公司實現持續平穩的發展提供了戰略機遇。

與此同時，隨著國內星級酒店的陸續建設和投入運營，酒店管理公司發展步伐的紛紛加快，一些國外酒店集團將其發展戰略的重點放在中國，本公司在管理、品牌、網絡、人才等方面將面臨國內外對手更加激烈的全方位競爭，本公司酒店管理業務在國內市場的領先地位面臨挑戰。

2) 公司發展戰略

本公司將通過實施「國際化、品牌化、市場化」的發展戰略，以星級酒店管理業務為重點發展方向，並通過投資錦江之星旅館有限公司和上海錦江國際旅館投資有限公司分享經濟型旅館的發展成果，繼續拓展連鎖快餐的投資經營，進一步提升在「管理、品牌、網絡、人才」等方面的核心競爭能力，保持本公司在國內同行業市場的領先地位，努力實現股東價值的最大化。

3) 新年度經營計劃

在酒店管理業務方面，公司將繼續推進酒店管理公司規模化和國際化進程。年內新簽管理合約不少於2,000間客房；強化酒店品牌建設，統一和強化成員酒店品牌形象；啟動實施「忠誠客戶計劃」，培養、擴大錦江品牌忠誠客戶群體；深化酒店標準和運作體系的建設與推廣，繼續在外管酒店推廣實行品牌手冊、核心標準。

在連鎖餐飲業務方面，公司將繼續發展中西快餐業務，「肯德基」將通過網絡規則、優化佈局，探索小店模式，持續開發新產品等方式繼續保持市場領頭羊的地位；「新亞大家樂」將通過關店調整與新開網點並進的方式，狠抓質量，提升品牌，逐步開拓長三角市場，爭取年內扭虧為盈；「吉野家」將集中力量確保新店鋪開發，強化組織系統，提升營運品質；「靜安麵包房」將建立標準，嘗試特許加盟業務，引進國外先進技術和管理，提升品牌形象。

在股權投資方面，做好武漢錦江國際大酒店的試運營工作；積極關注公司參股的長江證券有限責任公司被石家莊煉油化工股份有限公司以新增股份方式吸收合併的進程，做好相關工作。

此外，實現中央預訂系統的全面應用，加大錦江酒店電子商務網站的推廣力度，加快網絡客源增量作用的發揮；發揮錦江理諾士專業培訓資源優勢，強化酒店管理人才培養和儲備。

(3) 公司未來發展戰略所需的資金需求及使用計劃，以及資金來源情況

公司預計在2007年需要投入5,000萬元至10,000萬元資金，主要用於控股酒店的更新改造、連鎖餐飲門店的新建及管理資源的投入等。這些資金來源渠道主要是自有資金和銀行貸款。

(4) 本公司未來發展戰略和經營目標的實現將會受到以下一項或多項因素的不利影響。這些風險主要有：

1) 宏觀條件變化

本公司所處的行業受國際國內旅遊出行人數增減的影響很大，如果由於經濟、政治、安全、氣候和相關行業狀況等因素改變或減弱本公司行業客人的出行願望，可能對本公司的客房入住率、平均房價和餐飲消費人次、人均消費水平等經營業績產生重大影響。

2) 行業競爭的加劇

本公司所處的行業是一個高度競爭的行業。本公司必定與其他跨國、地區和獨立的公司進行全方位的競爭。本公司擁有及管理的酒店一般位於對手林立的地段，本公司所提供的餐飲服務可能因消費者的口味改變等受到影響，本公司不能保證現有或將來對手不會利用其營銷和財務資源，可能對本公司的盈利空間和市場份額造成削弱和減少。

3) 公司的發展戰略依賴於酒店管理合同

本公司將以酒店管理業務為重點發展方向，旨在不斷拓展公司的盈利空間。同時，酒店管理公司之間為爭奪酒店管理業務所展開的競爭也非常激烈。本公司面對的部分競爭對手在品牌知名度等方面目前在某些市場領域可能仍具有一定的優勢，本公司如果不能加強自身的核心競爭力，持續獲得更多的酒店管理合同，將在一定階段內對公司的經營業績產生影響。

4) 依賴於酒店業主

受管理合同的限制，本公司一般無權阻止酒店業主舉債，而且一般無法阻止酒店業主按揭或轉讓酒店物業。

5) 公司擁有的子公司和管理酒店的現有保單，可能不能涵蓋其營運的全部風險

本公司擁有的子公司已經投保了自有物業的綜合保險，也要求管理的酒店投保相應的保險，以保障因火災和天災等造成的損失。如果發生火災或天災等，子公司和管理的酒店投保的種類或保額可能不能完全滿足損失物業所預期的重置需要，這可能導致本公司受到經營和收益上的損失。

6) 公司投資或管理酒店的修繕對近期業務的影響

本公司投資和管理的酒店為滿足客人對酒店品質的需要，必須不斷修繕。根據計劃在2007年內將有一些投資酒店和管理的酒店實施較大規模的擴建和重新裝修，將會出現在整個擴建或裝修期間停止或部分停止營業的狀況，這對本公司經營業績持續穩定的提升將產生階段性的影響。

7) 傳染性疾病的爆發和對食品安全的擔憂

近年在全球或中國發生的非典型肺炎、瘋牛病、禽流感或其他高傳染性疾病，以及對食品安全的擔憂，曾經使將來也可能使旅遊人數或在外用餐人數大幅下降，如果出現類似情況，將可能給本公司的業務發展造成影響。

8) 公司淨資產收益率變動幅度可能加大

本公司實行新會計準則後，在2007年內對部分金融資產將重新分類並適時按照公允價值計量，這些金融資產公允價值的變動可能加大公司淨資產收益率提高或降低的幅度。

9) 對外投資效益存在較大的不確定性

本公司在推動管理品牌規模化和國際化的的進程中，可能需要增加必要的對外投資，而該部分投資由於建設週期和品牌推廣等，可能在包括獲利能力等多方面存在較大的不確定性。

10) 依賴於骨幹員工

本公司的持續成功很大程度上依賴於高級管理團隊和訓練有素的資深員工隊伍。如果本公司不能按市場條件吸引足夠的富有經驗的高級管理團隊和資深員工，可能對本公司的營利能力產生重大影響。

(5) 已經或準備採取的對策和措施

公司將加大品牌識別系統在外管酒店的推廣力度，提高成員酒店品牌形象一致性；加大核心標準在外管酒店的推廣力度，提高成員酒店產品一致性；啟動實施「忠誠客戶計劃」，培養、擴大錦江品牌忠誠客戶群體；加大中央預訂系統推廣力度，提高JREZ的收益貢獻度；合理安排投資酒店和管理酒店的修繕計劃，確保公司經營業務持續穩定的發展。

強化酒店管理公司團隊建設，提升酒店管理運營水平；繼續招聘市場化、職業化經理人，逐步推進員工酒店管理團隊的國際化、市場化和屬地化；發揮錦江理諾士專業培訓資源優勢，強化酒店管理人才培養和儲備；探索、推行實施國際化、市場化酒店薪酬和激勵機制。

6.1.1 執行新企業會計準則後，公司可能發生的會計政策、會計估計變更及其對公司的財務狀況和經營成果的影響情況

✓適用 □不適用

2006年2月15日和10月30日，財政部發佈了《企業會計準則》和《企業會計準則 — 應用指南》(以下簡稱「新會計準則」)。根據財政部有關規定，本公司自2007年1月1日起執行新企業會計準則。現將新企業會計準則首次執行日現行會計準則與新會計準則股東權益的差異，以及執行新會計準則後公司可能發生的會計政策、會計估計變更及其對公司的財務狀況和經營成果的影響情況扼要分析如下(分析所述及的事項及其相關數據僅為說明之用，並不表示新會計準則實施後可能涉及的所有事項及其相關數據變動的全部)：

(1) 新會計準則首次執行日現行會計準則與新會計準則股東權益的差異

執行《企業會計準則第38號–首次執行企業會計準則》(以下簡稱「本準則」)及其應用指南後，本公司在首次執行日，可能因確認和計量、列報等變動，對公司的股東權益產生影響。比如：

1) 根據本準則第五條和《企業會計準則實施問題專家工作組意見》第十條的規定，經初步計算，本公司應當沖銷的長期股權投資差額158萬元，相應調整留存收益；將長期股權投資差額1,100萬元轉為商譽，並以調整後的長期股權投資賬面餘額作為首次執行日的認定成本。

2) 根據本準則第十二條的規定，本公司應當在首次執行日對資產、負債的賬面價值與計稅基礎不同形成的暫時性差異的所得稅進行追溯調整，並將影響金額調整留存收益。經初步計算，本公司2007年1月1日的留存收益增加479萬元。

3) 本公司應當在首次執行日針對下屬聯營企業按照新會計準則追溯調整長期股權投資帳面價值，並將影響金額調整留存收益，經初步計算，本公司2007年1月1日的留存收益增加10萬元。

4) 根據本準則第二十一條的規定，本公司在2006年12月31日合併財務報表中列示的少數股東權益，應當在2007年1月1日合併財務報表中的所有者權益類列示。經初步計算，2007年1月1日所有者權益增加7,455萬元。

5) 根據《企業會計準則實施問題專家工作組意見》第十條的要求，開辦費應於發生當期列支。經初步計算，2007年1月1日期初未分配利潤減少359萬元。

(2) 執行新會計準則後公司可能發生的會計政策、會計估計變更及其對公司的財務狀況和經營成果的影響

1) 執行《企業會計準則第2號–長期股權投資》及其應用指南後，本公司可能因長期股權投資核算的內容、範圍、初始計量、後續計量和披露等變動，對公司財務狀況和經營成果產生影響。比如，根據新會計準則的規定，本公司對子公司的長期股權投資，應當採用成本法核算，編製合併財務報表時按照權益法調整。該變動對本公司合併財務報表影響不大。

2) 根據《企業會計準則第3號-投資性房地產》及其應用指南的有關規定，本公司對目前所擁有的大部分房地產繼續採用其他相關會計準則核算。

3) 執行《企業會計準則第8號–資產減值》及其應用指南後，本公司可能因可能發生減值資產的認定、資產可收回金額的計量、資產減值損失的確定、商譽減值的處理和披露等變動，對公司財務狀況和經營成果產生影響。比如，根據新會計準則的規定，本公司對經確認的資產減值損失，在以後會計期間不得轉回。截至2006年12月31日止，經初步計算，公司確認的該類資產減值損失1,140萬元，自新會計準則首次執行日起，不會在以後會計期間獲得轉回。該類減值損失，在相關資產按照規定處置時終止確認。再如，根據新會計準則的規定，本公司對合併所形成的商譽，至少在每年年度終了進行減值測試。本公司自新會計準則首次執行日起，按照規定對如前所述的商譽進行減值測試，可回收金額低於其賬面價值的，其低於部分確認為減值損失，計入當期損益，同時計提相應的資產減值準備。

4) 執行《企業會計準則第9號–職工薪酬》及其應用指南後，本公司可能因職工薪酬的範圍、確認和計量、披露等變動，對公司財務狀況和經營成果產生影響。比如，根據新會計準則的規定，職工薪酬包括職工工資、獎金、津貼和補貼，職工福利費，醫療保險費、養老保險費、失業保險費、工傷保險費和生育保險費等社會保險費，住房公積金，工會經費和職工教育經費，非貨幣性福利，因解除與職工的勞動關係給予的補償，其他與獲得職工提供的服務相關的支出。再如，根據新會計準則的規定，公司在職工勞動合同到期之前解除與職工的勞動關係，或者為鼓勵職工自願接受裁減而提出給予補償的建議，同時滿足準則規定條件的，應當確認因解除與勞動關係給予補償而產生的預計負債，同時計入當期損益。這對公司財務狀況和經營成果可能發生一定的影響。

5) 執行《企業會計準則第17號–借款費用》及其應用指南後，本公司可能因借款費用的確認和計量等變動，對公司財務狀況和經營成果產生影響。比如，根據新會計準則的規定，為購建或者生產符合資本化條件的資產而佔用了一般借款的，企業應當根據累計資產支出超過專門借款部分的資產支出加權平均數乘以所佔用一般借款的資本化率，計算確定一般借款應予資本化的利息金額。該變動對本公司未來經營成果影響較小。

6) 執行《企業會計準則第18號–所得稅》及其應用指南後，本公司可能因所得稅的計稅基礎、暫時性差異、確認、計量和列報等變動，對公司財務狀況和經營成果產生影響。比如，根據新會計準則的規定，本公司在取得資產、負債時，應當確定其計稅基礎。資產、負債的賬面價值與其計稅基礎存在差異的，應當按照規定確認所產生的遞延所得稅資產或遞延所得稅負債。在計算確定當期所得稅（即當期應交所得稅）以及遞延所得稅費用（或收益）的基礎上，應將兩者之和確認為利潤表中的所得稅費用（或收益），但不包括直接計入所有者權益的交易或事項的所得稅影響。該變動對本公司未來經營成果影響較小。

7) 執行《企業會計準則第22號–金融工具確認和計量》及其應用指南後，本公司可能因金融資產和金融負債的分類、金融工具確認和金融工具計量等變動，對公司財務狀況和經營成果產生影響。比如，根據新會計準則的規定，本公司應當對金融資產和金融負債重新分類，並對初始確認的金融資產或金融負債按照公允價值計量。本公司對應當以公允價值計量，但以前公允價值不能可靠計量的金融資產或金融負債，將在其公允價值能夠可靠計量時改按公允價值計量。本公司對以公允價值計量且其變動計入當期損益的金融資產或金融負債公允價值變動形成的利得或損失，計入當期損益；對可供出售金融資產公允價值變動形成的利得或損失，除減值損失和外幣貨幣性金融資產形成的匯兑差額外，直接計入所有者權益，在該金融資產終止確認時轉出，計入當期損益。截至2006年12月31日止，本公司持有的股票投資淨額1,357萬元，自新會計準則首次執行日起，本公司將按照規定，對所持有的「同達創業」、「上電股份」、「豫園商城」和「海泰發展」四家上市公司未流通法人股除重新分類外，還會在其公允價值能夠可靠計量時改按公允價值計量，並對其改按公允價值計量和後續計量中公允價值變動所形成的利得或損失進行會計處理。經初步計算，於2007年1月1日，本公司將所持有的上述四家上市公司的股票投資列入可供出售金融資產的金額為569萬元。

8) 執行《企業會計準則第33號–合併財務報表》及其應用指南後，本公司可能因合併財務報表的合併範圍、合併程序和披露的變動，對公司財務狀況和經營成果產生影響。比如，根據新會計準則的規定，本公司合併財務報表的合併範圍應當以控制為基礎予以確定。原採用比例合併法的合營企業，將改用權益法核算。截至2006年12月31日止，本公司採用比例合併法的合營企業有：上海錦江湯臣大酒店有限公司、武漢錦江大酒店有限公司、天津錦江之星旅館有限公司、青島錦江之星旅館有限公司和上海錦江德爾互動有限公司。自新會計準則首次執行日起，本公司對這些企業將改用權益法核算。假定本公司在2006年執行此項規定，經初步計算，當年度本公司合併利潤表中的「主營業務收入」可能減少16,904萬元，對淨利潤沒有影響；當年末本公司合併資產負債表和當年度現金流量表中的相關項目也將相應變動。

隨著財政部對新會計準則的進一步講解，本公司在編製2007年度財務報告時可能對編製「新舊會計準則合併股東權益差異調節表」(以下簡稱「差異調節表」)時所採用相關會計政策或重要認定進行調整，從而可能導致差異調節表中所列報的2007年1月1日合併股東權益(新會計準則)與2007年度財務報告中所列報的相應數據之間可能存在差異。

6.2 主營業務分行業、產品情況表

單位：元　幣種：人民幣

分行業或分產品	主營業務收入	主營業務成本	主營業務利潤率(%)	主營業務收入比上年增減(%)	主營業務利潤率	比上年增減(%)
分行業						
酒店營運業務	623,288,450	82,149,405	81.84	7.17	8.92	減少0.06個百分點
酒店管理業務	93,573,503	2,032,046	92.33	3.43	-19.77	增加0.63個百分點
連鎖餐飲業務[注]	49,209,878	23,638,284	46.95	-45.16	-45.68	增加0.45個百分點
貿易業務	130,594,808	123,787,578	5.11	17.45	17.89	減少0.37個百分點
其他業務	32,847,569	21,245,122	34.01	11.50	10.87	增加0.30個百分點
合計	929,514,208	252,852,435	68.58	3.00	2.94	增加0.21個百分點
其中：關聯交易	166,094,315	101,800,622	36.62	14.00	28.13	減少6.55個百分點

注：　連鎖餐飲業務同比下降的原因：自2006年7月1日起，本公司持有50%股權的上海新亞大家樂餐飲有限公司因不再實施共同控制故不納入合併範圍。

6.3 主營業務分地區情況

單位：元　幣種：人民幣

地區	主營業務收入	主營業務收入比上年增減(%)
上海	844,224,270	-0.39
其他	85,289,938	55.22

6.4 募集資金使用情況

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變更項目情況

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6.5 非募集資金項目情況

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單位：元 幣種：人民幣

項目名稱	項目金額	項目進度	項目收益情況
用於本公司長春分公司（錦江之星）的建造	14,613,000	已完成	項目建設中
用於本公司北京錦亞酒店（錦江之星）的建造	3,467,700	已完成	8,694,832
用於本公司瀋陽錦亞飯店（錦江之星）的建造	2,992,900	已完成	-318,378
收購上海錦江國際管理學院	6,800,821.10	已完成	-3,108,914
增資杭州肯德基有限公司	3,837,888	已完成	—
增資錦江之星旅館有限公司	3,506,474	已完成	—
投資成立上海錦江同樂餐飲管理有限公司	5,100,000	已完成	-1,933,765
收購錦江（北方）管理有限公司20%股權	4,996,000	已完成	—
收購雲南錦江國際管理有限公司40%股權	251,810.57	已完成	—
增資澳大利亞新亞大包快餐（連鎖）有限公司	1,673,157.06	已完成	—
合計	47,239,750.73	/	/

6.6 董事會對會計師事務所「非標意見」的說明

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6.7 董事會本次利潤分配或資本公積金轉增預案

2006年度完成稅後利潤216,793,734元，依法提取法定公積31,053,394元（含子公司提取數），提取任意公積2,326,537元（含子公司提取數），加上上年末可分配利潤34,108,788元，其他轉入848,012元，全年可供全體股東分配的利潤為218,370,603元。擬按2006年末的總股本603,240,740股為基數，向全體股東每10股派3.00元現金紅利（含稅），B股股利折算成美元支付，尚餘37,398,381元，列入未分配利潤轉至下一年度。

公司本報告期盈利但未提出現金利潤分配預案

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§7 重要事項

7.1 收購資產

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單位：萬元 幣種：人民幣

交易對方及被收購或置入資產	購買日	收購價格	自購買日起至報告期末為上市公司貢獻的淨利潤	是否為關聯交易（如是，說明定價原則）	所涉及的資產產權是否已全部過戶	所涉及的債權債務是否已全部轉移
錦江國際（集團）有限公司下屬企業，錦江（北方）管理有限公司20%股權	2006-7-7	499.6	—	是，以淨資產評估值為基礎確定	是	是
錦江國際（集團）有限公司，上海錦江國際教育培訓中心（現更名為「上海錦江國際管理學院」）	2006-5-31	680.08	-310.89	是，以淨資產評估值為基礎確定	是	是

7.2 出售資產

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7.3 重大擔保

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7.4 重大關聯交易

7.4.1 與日常經營相關的關聯交易

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單位：萬元 幣種：人民幣

關聯方	向關聯方銷售產品和提供勞務 交易金額	向關聯方銷售產品和提供勞務 佔同類交易金額的比例(%)	向關聯方採購產品和接受勞務 交易金額	向關聯方採購產品和接受勞務 佔同類交易金額的比例(%)
上海東錦江大酒店有限公司及錦江酒店集團及其下屬酒店服務類企業	16,609	74.58	—	—
合計	16,609	74.58	—	—

其中：報告期內上市公司向控股股東及其子公司銷售產品或提供勞務的關聯交易金額16,609萬元。

7.4.2 關聯債權債務往來

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7.4.3 2006年資金被佔用情況及清欠進展情況

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報告期內新增資金佔用情況

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截止2006年末，上市公司未完成非經營性資金佔用的清欠工作的，董事會提出的責任追究方案

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7.5 委託理財

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7.6 承諾事項履行情況

7.6.1 原非流通股東在股權分置改革過程中做出的承諾事項及其履行情況

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股東名稱	承諾事項	承諾履行情況	備註
上海錦江國際酒店（集團）股份有限公司	在錦江股份股權分置改革方案完成後的兩個月內，將擇機投入不少於3,000萬元人民幣資金增持錦江股份A股股份。在增持錦江股份A股股份計劃實施期間，以及在該增持計劃完成後的六個月內不出售增持的股份，並履行相關的信息披露義務。	本公司於2006年3月23日披露了關於控股股東增持本公司股份的實施情況公告：控股股東從二級市場累計增持了本公司A股股份14,770,003股，投入資金總額為10,004.84萬元人民幣。至此，控股股東已履行了關於增持本公司A股股份的承諾。	

報告期末持股5%以上的原非流通股股東持有的無限售條件流通股數量增減變動情況

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7.6.2 未股改公司的股改工作時間安排說明

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7.7 重大訴訟仲裁事項

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§8 監事會報告

監事會認為公司依法運作、公司財務情況、公司募集資金使用、公司收購、出售資產交易和關聯交易不存在問題。

§9 財務報告

9.1 審計意見

財務報告 □未經審計 ✓審計

審計意見 ✓無保留意見 非標意見

審計意見全文

審計報告

普華永道中天審字(2007)第10002號

上海錦江國際酒店發展股份有限公司全體股東：

我們審計了後附的上海錦江國際酒店發展股份有限公司（以下簡稱「貴公司」）及其合併子公司及合營企業（以下簡稱「貴集團」）會計報表，包括2006年12月31日的合併及母公司資產負債表、2006年度的合併及母公司利潤表、合併及母公司利潤分配表和合併及母公司現金流量表以及會計報表附註。

一、管理層對會計報表的責任

按照企業會計準則和《企業會計制度》的規定編製會計報表是 貴公司管理層的責任。這種責任包括：

(1) 設計、實施和維護與會計報表編製相關的內部控制，以使會計報表不存在由於舞弊或錯誤而導致的重大錯報；

(2) 選擇和運用恰當的會計政策；

(3) 作出合理的會計估計。

二、註冊會計師的責任

我們的責任是在實施審計工作的基礎上對會計報表發表審計意見。我們按照中國註冊會計師審計準則的規定執行了審計工作。中國註冊會計師審計準則要求我們遵守職業道德規範，計劃和實施審計工作以對會計報表是否不存在重大錯報獲取合理保證。

審計工作涉及實施審計程序，以獲取有關會計報表金額和披露的審計證據。選擇的審計程序取決於註冊會計師的判斷，包括對由於舞弊或錯誤導致的會計報表重大錯報風險的評估。在進行風險評估時，我們考慮與會計報表編製相關的內部控制，以設計恰當的審計程序，但目的並非對內部控制的有效性發表意見。審計工作還包括評價管理層選用會計政策的恰當性和作出會計估計的合理性，以及評價會計報表的總體列報。

我們相信，我們獲取的審計證據是充分、適當的，為發表審計意見提供了基礎。

三、審計意見

我們認為： 貴集團和 貴公司上述會計報表已經按照企業會計準則和《企業會計制度》的規定編製，在所有重大方面公允反映了 貴集團和 貴公司2006年12月31日的財務狀況以及2006年度的經營成果和現金流量。

普華永道中天會計師事務所有限公司
中國•上海市

註冊會計師　王笑
註冊會計師　徐小草
2007年4月6日

9.2 披露比較式合併及母公司的資產負債表、利潤表及利潤分配表和現金流量表

資產負債表

2006年12月31日

編製單位：上海錦江國際酒店發展股份有限公司

單位：元　幣種：人民幣

項目	合併 期末數	合併 期初數	母公司 期末數	母公司 期初數
流動資產：				
貨幣資金	692,419,019	719,847,834	315,054,359	281,006,031
短期投資	—	3,436,400	—	200,000
應收票據	177,361	224,251	—	—
應收股利	1,441,695	31,746,013	11,497,798	34,013,938
應收利息	1,067,666	1,461,760	1,067,666	1,461,760
應收賬款	31,949,909	27,073,115	3,186,498	5,631,113
其他應收款	33,034,953	31,619,073	24,279,064	18,888,925
預付賬款	1,190,159	2,785,016	715,153	572,620
應收補貼款	—	—	—	—
存貨	14,192,700	18,546,571	5,840,794	6,509,401
待攤費用	2,182,860	3,282,125	201,514	173,795
一年內到期的長期債權投資	—	—	—	—
其他流動資產	—	—	—	—
流動資產合計	777,656,322	840,022,158	361,842,846	348,457,583
長期投資：				
長期股權投資	668,811,709	607,601,921	1,308,272,879	1,296,189,527
長期債權投資	—	—	—	—
長期投資合計	668,811,709	607,601,921	1,308,272,879	1,296,189,527
其中：合併價差				
(貸差以「-」號表示，合併報表填列)	12,486,796	17,592,422	—	—
其中：股權投資差額				
(貸差以「-」號表示，合併報表填列)	—	—	—	—
固定資產：				
固定資產原價	1,059,847,638	1,068,815,474	332,925,177	337,407,508
減：累計折舊	(518,735,008)	(549,296,007)	(111,830,797)	(109,343,987)
固定資產淨值	541,112,630	519,519,467	221,094,380	228,063,521
減：固定資產減值準備	(4,336,864)	(6,866,119)	(43,684)	—
固定資產淨額	536,775,766	512,653,348	221,050,696	228,063,521
經營租入固定資產改良	32,033,234	38,988,980	7,807,933	8,918,422
工程物資	—	—	—	—
在建工程	222,832,495	175,168,560	33,055,174	19,667,291
固定資產清理	—	—	—	—
固定資產合計	791,641,495	726,810,888	261,913,803	256,649,234
無形資產及其他資產：				
無形資產	280,038,133	296,306,796	180,094,567	185,604,614
長期待攤費用	8,939,438	7,484,279	227,481	240,752
其他長期資產	—	—	3,968,839	6,016,115
無形資產及其他資產合計	288,977,571	303,791,075	184,290,887	191,861,481
遞延稅項：				
遞延稅款借項	—	—	—	—
資產總計	2,527,087,097	2,478,226,042	2,116,320,415	2,093,157,825
負債及股東權益：				
流動負債：				
短期借款	64,000,000	78,000,000	—	—
應付票據	—	—	—	—
應付賬款	70,123,844	61,028,943	8,596,467	8,304,270
預收賬款	23,196,729	14,657,077	5,230,802	4,315,054
應付工資	11,617,616	14,515,558	550,129	550,129

應付福利費	17,930,598	21,312,939	951,683	1,517,176
應付股利	5,545,154	1,867,071	627,073	1,848,990
應付利息	—	—	—	—
應交稅金	25,511,864	31,418,669	10,908,206	5,469,322
其他應交款	126,432	108,412	27,303	25,980
其他應付款	99,490,615	116,735,036	49,808,207	97,077,904
預提費用	1,102,670	3,479,584	271,066	1,068,502
預計負債	—	—	—	—
遞延收益	—	—	—	—
一年內到期的長期借款	10,390,435	2,425,095	—	—
其他流動負債	—	—	—	—
流動負債合計	329,035,957	345,548,384	76,970,936	120,177,327
長期負債：				
長期借款	83,927,789	87,667,734	—	—
應付債券	—	—	—	—
長期應付款	—	—	—	—
專項應付款	225,152	225,152	—	—
其他長期負債	—	—	—	—
長期負債合計	84,152,941	87,892,886	—	—
遞延稅項：				
遞延稅款貸項	—	—	—	—
負債合計	413,188,898	433,441,270	76,970,936	120,177,327
少數股東權益（合併報表填列）	74,548,720	71,804,274	—	—
所有者權益（或股東權益）：				
實收資本（或股本）	603,240,740	603,240,740	603,240,740	603,240,740
實收資本（或股本）淨額	603,240,740	603,240,740	603,240,740	603,240,740
資本公積	771,924,817	771,539,385	771,924,817	771,539,385
盈餘公積	445,813,319	413,281,400	400,248,594	378,569,221
其中：法定公益金	—	94,837,937	—	82,016,010
減：未確認投資損失（合併報表填列）	—	—	—	—
未分配利潤	37,398,381	34,108,788	82,963,106	68,820,967
擬分配現金股利	180,972,222	150,810,185	180,972,222	150,810,185
外幣報表折算差額（合併報表填列）	—	—	—	—
股東權益合計	2,039,349,479	1,972,980,498	2,039,349,479	1,972,980,498
負債和股東權益總計	2,527,087,097	2,478,226,042	2,116,320,415	2,093,157,825

公司法定代表人：俞敏亮　　主管會計工作負責人：陳灝　　會計機構負責人：盧正剛

利潤及利潤分配表

2006年1-12月

編製單位：上海錦江國際酒店發展股份有限公司

單位：元　幣種：人民幣

項目	合併 本期數	合併 上年同期數	母公司 本期數	母公司 上年同期數
一、主營業務收入	929,514,208	902,459,805	171,909,778	157,018,623
減：主營業務成本	(252,852,435)	(245,632,510)	(28,813,743)	(27,420,584)
主營業務税金及附加	(39,214,082)	(39,778,394)	(7,875,040)	(8,040,487)
二、主營業務利潤（虧損以「-」號填列）	637,447,691	617,048,901	135,220,995	121,557,552
加：其他業務利潤（虧損以「-」號填列）	8,271,761	4,966,438	946,940	387,028
減：營業費用	(290,508,463)	(280,877,882)	(75,013,114)	(79,399,361)
管理費用	(206,774,109)	(202,898,808)	(54,901,071)	(45,051,250)
加：財務收入－淨額	3,213,993	2,771,870	3,377,203	3,802,487
三、營業利潤（虧損以「-」號填列）	151,650,873	141,010,519	9,630,953	1,296,456
加：投資收益（損失以「-」號填列）	109,231,814	77,040,014	206,892,118	195,551,922
補貼收入	984,855	1,684,068	—	—
營業外收入	12,424,464	24,624,186	1,422,888	430,593
減：營業外支出	(11,373,214)	(6,387,667)	(1,152,225)	(2,954,093)
四、利潤總額（虧損總額以「-」號填列）	262,918,792	237,971,120	216,793,734	194,324,878
減：所得税	(33,433,142)	(30,376,640)	—	(1,690,000)
減：少數股東損益（合併報表填列）	(12,691,916)	(14,959,602)	—	—
加：未確認投資損失（合併報表填列）	—	—	—	—
五、淨利潤（虧損以「-」號填列）	216,793,734	192,634,878	216,793,734	192,634,878
加：年初未分配利潤	34,108,788	39,186,808	68,820,967	55,891,506
其他轉入	848,012	—	—	—
六、可供分配的利潤	251,750,534	231,821,686	285,614,701	248,526,384
減：提取法定盈餘公積	(31,053,394)	(30,887,152)	(21,679,373)	(19,263,488)
提取法定公益金	—	(16,015,561)	—	(9,631,744)
提取職工獎勵及福利基金（合併報表填列）	—	—	—	—
提取儲備基金	—	—	—	—
提取企業發展基金	—	—	—	—
利潤歸還投資	—	—	—	—
七、可供股東分配的利潤	220,697,140	184,918,973	263,935,328	219,631,152
減：應付優先股股利	—	—	—	—
提取任意盈餘公積	(2,326,537)	—	—	—
擬分配現金股利	(180,972,222)	(150,810,185)	(180,972,222)	(150,810,185)
應付普通股股利	—	—	—	—
轉作股本的普通股股利	—	—	—	—
八、未分配利潤（未彌補虧損以「-」號填列）	37,398,381	34,108,788	82,963,106	68,820,967
補充資料：				
1.出售、處置部門或被投資單位所得收益	—	3,121,876	—	3,121,876
2.自然災害發生的損失	—	—	—	—
3.會計政策變更增加（或減少）利潤總額	—	—	—	—
4.會計估計變更增加（或減少）利潤總額	—	—	—	—
5.債務重組損失	—	—	—	—
6.其他	—	—	—	—

公司法定代表人：俞敏亮　　主管會計工作負責人：陳灝　　會計機構負責人：盧正剛

現金流量表

2006年1-12月

編製單位：上海錦江國際酒店發展股份有限公司

單位：元　幣種：人民幣

項目	合併數	母公司數
一、經營活動產生的現金流量：		
銷售商品、提供勞務收到的現金	961,349,845	176,877,701
收到的稅費返還	—	—
收到的其他與經營活動有關的現金	28,205,786	17,612,996
經營活動現金流入小計	989,555,631	194,490,697
購買商品、接受勞務支付的現金	(429,065,480)	(68,808,251)
支付給職工以及為職工支付的現金	(184,968,716)	(58,071,253)
支付的各項稅費	(91,549,303)	(12,124,481)
支付的其他與經營活動有關的現金	(77,310,004)	(14,978,027)
經營活動現金流出小計	(782,893,503)	(153,982,012)
經營活動產生的現金流量淨額	206,662,128	40,508,685
二、投資活動產生的現金流量：		
收回投資所收到的現金	3,952,089	285,666
其中：出售子公司收到的現金	—	—
取得投資收益所收到的現金	119,485,629	190,416,588
處置固定資產、無形資產和其他長期資產而收回的現金	5,504,679	219,110
收到的其他與投資活動有關的現金	—	1,386,932
投資活動現金流入小計	128,942,397	192,308,296
購建固定資產、無形資產和其他長期資產所支付的現金	(162,504,595)	(28,955,406)
除購買子公司以外投資所支付的現金	(10,427,077)	(3,506,474)
購買子公司支付的現金	(4,313,914)	(6,800,821)
支付的其他與投資活動有關的現金	(8,255,050)	(7,473,850)
投資活動現金流出小計	(185,500,636)	(46,736,551)
投資活動產生的現金流量淨額	(56,558,239)	145,571,745
三、籌資活動產生的現金流量：		
吸收投資所收到的現金	4,901,764	—
其中：子公司吸收少數股東權益性投資收到的現金	4,901,764	—
借款所收到的現金	118,000,000	—
收到的其他與籌資活動有關的現金	—	—
籌資活動現金流入小計	122,901,764	—
償還債務所支付的現金	(134,816,604)	—
分配股利、利潤或償付利息所支付的現金	(165,617,864)	(152,032,102)
其中：支付少數股東的股利	(5,860,000)	—
支付的其他與籌資活動有關的現金	—	—
其中：子公司依法減資支付給少數股東的現金	—	—
籌資活動現金流出小計	(300,434,468)	(152,032,102)
籌資活動產生的現金流量淨額	(177,532,704)	(152,032,102)
四、匯率變動對現金的影響	—	—
五、現金及現金等價物淨增加／(減少)額	(27,428,815)	34,048,328
補充材料		
1、將淨利潤調節為經營活動現金流量：		
淨利潤	216,793,734	216,793,734
加：少數股東損益(虧損以「-」號填列)	12,691,916	—
減：未確認的投資損失	—	—
加：計提的資產減值準備	(3,207,222)	(6,777,009)
固定資產折舊	73,832,731	21,356,043
無形資產攤銷	9,914,606	5,510,047
長期待攤費用攤銷	908,232	33,376

項目	合併數	母公司數
待攤費用減少（減：增加）	(146,442)	(27,719)
預提費用增加（減：減少）	301,469	(797,436)
處理固定資產、無形資產和其他長期資產的損失（減：收益）	(4,545,062)	757,181
固定資產報廢損失	—	—
財務費用	4,262,227	—
投資損失（減：收益）	(102,374,869)	(200,069,173)
遞延税款貸項（減：借項）	—	—
存貨的減少（減：增加）	2,754,623	668,607
經營性應收項目的減少（減：增加）	(4,660,646)	3,290,141
經營性應付項目的增加（減：減少）	136,831	(229,107)
其他（預計負債的增加）	—	—
經營活動產生的現金流量淨額	206,662,128	40,508,685
2、 不涉及現金收支的投資和籌資活動：		
債務轉為資本	—	—
一年內到期的可轉換公司債券	—	—
融資租入固定資產	—	—
3、 現金及現金等價物淨增加情況：		
現金的期末餘額	692,419,019	315,054,359
減：現金的期初餘額	(719,847,834)	(281,006,031)
加：現金等價物的期末餘額	—	—
減：現金等價物的期初餘額	—	—
現金及現金等價物淨增加／（減少）額	(27,428,815)	34,048,328

公司法定代表人：俞敏亮　　　主管會計工作負責人：陳灝　　　會計機構負責人：盧正剛

9.3 如果與最近一期年度報告相比，會計政策、會計估計和核算方法發生變化，提供具體說明。

與最近一期年度報告相比，會計政策、會計估計和核算方法未發生變化

9.4 重大會計差錯的內容、更正金額、原因及其影響。

本報告期無重大會計差錯更正

9.5 如果與最近一期年度報告相比，合併範圍發生變化，提供具體說明。

本集團擁有上海新亞大家樂餐飲有限公司（「新亞大家樂」）50%的股權，原與其他投資方共同控制新亞大家樂並採用比例合併法將其納入合併範圍。於2006年6月30日，投資方修訂了新亞大家樂的公司章程，自2006年7月1日起新亞大家樂不再受本集團與另一投資方共同控制，故不再將其納入本集團合併範圍。

9.6 新舊會計準則股東權益差異調節表

關於上海錦江國際酒店發展股份有限公司
新舊會計準則合併股東權益差異調節表的審閱報告

普華永道中天閱字(2007)第040號

上海錦江國際酒店發展股份有限公司全體股東：

我們審閱了後附的上海錦江國際酒店發展股份有限公司（以下簡稱「貴公司」）新舊會計準則合併股東權益差異調節表（以下簡稱「差異調節表」）。按照差異調節表附註二所述的編製基礎編製上述差異調節表是 貴公司管理層的責任。我們的責任是在實施審閱工作的基礎上對上述差異調節表發表審閱意見。

按照中國證券監督管理委員會頒佈的證監發[2006]136號《關於做好與新會計準則相關財務會計信息披露工作的通知》的規定，我們參照《中國註冊會計師審閱準則第2101號 — 財務報表審閱》的規定執行審閱業務。該準則要求我們計劃和實施審閱工作，以對差異調節表是否不存在重大錯報獲取有限保證。審閱主要限於詢問貴公司有關人員與差異調節表相關的會計政策和所有重要的認定、瞭解差異調節表中調節金額的計算過程、閱讀差異調節表以考慮是否遵循指明的編製基礎以及在必要時實施分析程序，審閱工作提供的保證程度低於審計。我們沒有實施審計，因而不發表審計意見。

根據我們的審閱，我們沒有注意到任何事項使我們相信上述差異調節表沒有在所有重大方面按照差異調節表附註二所述的編製基礎編製。

此外，我們提醒差異調節表的使用者關注，如後附差異調節表的重要提示中所述的原因，上述差異調節表中所列示的2007年1月1日的新會計準則下的合併股東權益與未來所列報的2007年度會計報表中的相應數據之間可能存在差異。本段內容不影響已發表的審閱意見。

普華永道中天會計師事務所有限公司
中國•上海市

註冊會計師　王笑
註冊會計師　徐小草
2007年4月6日

重要提示

上海錦江國際酒店發展股份有限公司（以下簡稱「本公司」）及子公司（以下簡稱「本集團」）已於2007年1月1日起開始執行財政部於2006年頒佈的《企業會計準則》（以下簡稱「新會計準則」），目前本公司正在評價執行新會計準則對本集團財務狀況、經營成果和現金流量所產生的影響，在對其進行慎重考慮並參照財政部對新會計準則的進一步講解後，本公司在編製2007年度會計報表時可能對編製「新舊會計準則合併股東權益差異調節表」（以下簡稱「差異調節表」）時所採用相關會計政策或重要認定進行調整，從而可能導致差異調節表中所列報的2007年1月1日合併股東權益（新會計準則）與2007年度會計報表中所列報的相應數據之間可能存在差異。

股東權益調節表

單位：元　幣種：人民幣

項目	注釋	項目名稱	金額
1	三、1	2006年12月31日合併股東權益（現行會計準則）	2,039,349,479
2	三、2	長期股權投資差額	(1,579,035)
		其中：同一控制下企業合併形成的長期股權投資差額	—
		其他採用權益法核算的長期股權投資貸方差額	(1,579,035)
3	三、3	所得稅	4,794,077
4	三、4	聯營企業按照新會計準則進行的追溯調整對本公司長期股權投資賬面價值的影響	98,766
5	三、5	2006年12月31日現行會計準則下少數股東權益的餘額的歸入新會計準則下的股東權益	74,548,720
6	三、6	其他	(3,586,207)
		2007年1月1日合併股東權益（新會計準則）	2,113,625,800

後附差異調節表附註為本差異調節表的組成部分。

企業負責人：俞敏亮　　主管會計工作的負責人：陳灝　　會計機構負責人：盧正剛

一、 編製目的

本集團於2007年1月1日起開始執行新會計準則。為分析並披露執行新會計準則對上市公司財務狀況的影響，中國證券監督管理委員會於2006年11月頒佈了「關於做好與新會計準則相關財務會計信息披露工作的通知」(證監發[2006]136號，以下簡稱「通知」)，要求本公司在2006年度財務報告的「補充資料」部分以差異調節表的方式披露重大差異的調節過程。

二、 編製基礎

本公司屬於原同時按照國內會計準則及國際財務報告準則對外提供會計報表的A、B股上市公司，於2007年1月1日起開始執行新會計準則。

根據新會計準則的相關規定以及企業會計準則實施問題專家工作組於2007年2月1日發佈的《企業會計準則實施問題專家工作組意見第一號》的第十個問答，本集團除了按照《企業會計準則第38號－首次執行企業會計準則》第五條至第十九條所規定的進行追溯調整外，還根據取得的相關信息，對於按照新企業會計準則確定的會計政策與之前按照現行會計準則確定的會計政策之間的其他差異，於2007年1月1日進行了追溯調整(具體的調整項目參見本差異調節表附註三)，並以追溯調整後的結果作為2007年1月1日新會計準則下餘額。

本差異調節表以2006年度合併會計報表為基礎，並依據重要性原則反映了上述追溯調整以及追溯調整之後本集團於2007年1月1日新會計準則下的股東權益。

三、 主要項目注釋

1、 2006年12月31日股東權益(現行會計準則)的金額取自本公司按照企業會計準則和《企業會計制度》(以下簡稱「現行會計準則」)編製的2006年度會計報表(包括2006年12月31日的合併及母公司資產負債表、2006年度合併及母公司利潤表、合併及母公司利潤分配表和合併及母公司現金流量表以及會計報表附註)。上述2006年度會計報表已經普華永道中天會計師事務所審計，並於2007年4月6日簽發了普華永道中天審字(2007)10002號的無保留意見審計報告。相關的編製基礎和會計政策參見本公司2006年度會計報表。

2、 *長期股權投資差額*

根據現行會計準則，本集團股權投資差額按10年攤銷。

根據《企業會計準則實施問題專家工作組意見第一號》的規定，本集團對該長期股權投資差額進行追溯調整，並調減了合併股東權益。

3、 *所得稅*

根據現行會計準則，本公司及合併子公司對企業所得稅的會計處理採用應付稅款法，當期所得稅費用按本公司及合併子公司當期應納稅所得額及實際所得稅稅率分別計算確認。

本集團對資產、負債的賬面價值與計稅基礎不同形成的暫時性差異的所得稅影響進行調整，並調增了合併股東權益。

4、 *聯營企業按照新會計準則進行的追溯調整對本公司長期股權投資賬面價值的影響*

根據新會計準則，本集團一聯營企業追溯調整了所得稅。由此，本集團相應地對該聯營企業的投資進行了調整，並調增了合併股東權益。

5、 *少數股東權益列報的變化*

根據新會計準則，少數股東權益應歸入合併資產負債表中的股東權益。本集團對於2007年1月1日應納入合併範圍的子公司，將其於2006年12月31日屬於少數股東權益的部分歸入合併股東權益。

6、 *其他*

根據現行會計準則，本集團在籌建期間內發生的費用，應當在開始生產經營的當月起一次計入開始生產經營當月的損益。

根據《企業會計準則實施問題專家工作組意見第一號》的規定，本集團對籌建期間內發生的費用進行了追溯調整，並調減了合併股東權益。

董事長：俞敏亮
上海錦江國際酒店發展股份有限公司
2007年4月10日

承董事會命
上海錦江國際酒店（集團）股份有限公司
康鳴、袁阡佑
聯席公司秘書

中國上海，2007年4月9日

於本公告日期，執行董事為俞敏亮先生、陳文君女士、楊衛民先生、陳灝先生、袁公耀先生、徐祖榮先生、韓敏先生和康鳴先生，非執行董事為沈懋興先生，獨立非執行董事則為季崗先生、夏大慰先生、孫大建先生、芮明傑先生、楊孟華先生、屠啟宇先生、沈成相先生和李松坡先生。

* 該公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱Shanghai Jin Jiang International Hotels (Group) Company Limited登記為海外公司。

請同時參閱本公佈於大公報刊登的內容

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店（集團）股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

Overseas Regulatory Announcement

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The original Chinese version of the following announcement is released by Shanghai Jin Jiang International Hotels Development Company Limited (the "Company"), a subsidiary of Shanghai Jin Jiang International Hotels (Group) Company Limited, the A shares and B shares of which are listed on the Shanghai Stock Exchange, in Shanghai and Hong Kong on 17 April 2007.

Shanghai Jin Jiang International Hotels Development Company Limited Announcement of the Board of Directors

The Company and all members of the board of directors (the "Board") hereby warrant that the contents of this announcement is true, accurate and complete, and assume joint responsibility for any misrepresentations, misstatements or material omissions herein.

On 16 April 2007, Jin Jiang International Hotel Management Company Limited (hereinafter referred to as the "Hotel Management Company"), a wholly-owned subsidiary of the Company, and Fairmont Hotels Inc. (hereinafter referred to as "Fairmont") entered into an equity joint venture contract in respect of the establishment of the equity joint venture of Shanghai Jin Jiang Fairmont Hotel Management Co., Ltd. (hereinafter referred to as "Jin Jiang Fairmont" or the "Joint Venture Company") in Shanghai.

The scope of operation of Jin Jiang Fairmont shall be the provision of onsite management service which meets the required standards for hotel operation. The first hotel to be managed by the Joint Venture Company shall be Peace Hotel.

The total investment amount of Jin Jiang Fairmont shall be USD700,000 and the registered capital of the Joint Venture Company shall be USD500,000. Each of the Hotel Management Company and Fairmont shall make a capital contribution of USD250,000 for 50% of the registered capital of the Joint Venture Company which shall have a term of operation for 20 years.

The board of directors of Jin Jiang Fairmont shall comprise four directors, with two

directors from each party. The chairman of the Board shall be appointed by the Hotel Management Company. The general manager shall be nominated by Fairmont and duly appointed by the board of directors.

The equity joint venture contract is subject to the examination and approval of the relevant State supervisory authorities.

By Order of the Board
Shanghai Jin Jiang International Hotels Development Company Limited
17 April 2007

By Order of the Board of Directors
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, China, 16 April 2007

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the independent non-executive Directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

** The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

Please also refer to the published version of this announcement in Ta Kung Pao.

Shanghai Jin Jiang International Hotels (Group) Company Limited*
上海錦江國際酒店(集團)股份有限公司

(於中華人民共和國註冊成立的股份有限公司)

(股份代碼:2006)

於其他海外監管市場發佈的公告

本公告乃根據香港聯合交易所有限公司證券上市規則第13.09(2)條的規定而發表。

以下公告的中文原稿將由上海錦江國際酒店(集團)股份有限公司旗下一間以A股和B股於上海證券交易所上市的附屬公司,上海錦江國際酒店發展股份有限公司(「本公司」)於2007年4月17日於上海和香港發佈:

上海錦江國際酒店發展股份有限公司

董事會公告

本公司及董事會全體成員保證公告內容的真實、準確和完整,對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

本公司控股100%的子公司錦江國際酒店管理有限公司(以下簡稱「酒店管理公司」)於2007年4月16日在上海與費爾蒙酒店公司(Fairmont Hotels Inc.)(以下簡稱「費爾蒙」)簽署了合資經營「上海錦江費爾蒙酒店管理有限公司」(英文名稱「Shanghai Jin Jiang Fairmont Hotel Management Co., Ltd.」)(以下簡稱「錦江費爾蒙」或「公司」)的合同。

錦江費爾蒙的經營範圍是為飯店的經營提供符合標準的現場管理服務。公司管理的第一個酒店將是和平飯店。

錦江費爾蒙的投資總額為柒拾萬美元(US$700,000),註冊資本為伍拾萬美元(US$500,000),酒店管理公司出資貳拾伍萬美元(US$250,000),佔公司註冊資本的50%;費爾蒙出資貳拾伍萬美元(US$250,000),佔公司註冊資本的50%。經營期限為二十年。

錦江費爾蒙董事會由四名董事組成,雙方各派兩名,董事長由酒店管理公司委派。總經理由費爾蒙指定並由董事會正式任命。

該合資經營合同有待國家有關主管部門審查批准。

特此公告。

上海錦江國際酒店發展股份有限公司董事會

2007年4月17日

承董事會命
上海錦江國際酒店(集團)股份有限公司
康鳴、袁阡佑
聯席公司秘書

中國上海，2007年4月16日

於本公告日期，執行董事為俞敏亮先生、陳文君女士、楊衛民先生、陳灝先生、袁公耀先生、徐祖榮先生、韓敏先生和康鳴先生，非執行董事為沈懋興先生，獨立非執行董事則為季崗先生、夏大慰先生、孫大建先生、芮明傑先生、楊孟華先生、屠啟宇先生、沈成相先生和李松坡先生。

* *該公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱「Shanghai Jin Jiang International Hotels (Group) Company Limited」登記為海外公司。*

請同時參閱本公佈於大公報刊登的內容

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店（集團）股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

Overseas Regulatory Announcement

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The original Chinese version of the following announcement is released by Shanghai Jin Jiang International Hotels Development Company Limited (the "Company"), a subsidiary of Shanghai Jin Jiang International Hotels (Group) Company Limited, the A shares and B shares of which are listed on the Shanghai Stock Exchange, in Shanghai and Hong Kong on 30 April 2007.

Shanghai Jinjiang International Hotels Development Company Limited

Announcement of Resolutions of the 11th Meeting of the 5th Session of the Board of Directors

and

Notice convening the 2006 Annual General Meeting

The Company and all members of the board of directors (the "Board") hereby warrant that the contents of this announcement is true, accurate and complete, and assume joint responsibility for any misrepresentations, misstatements or material omissions herein.

The 11th meeting of the 5th session of the Board was held on 26 April 2007 by way of communications. 15 directors (namely all members of the Board) attended the meeting. The the following Resolutions were considered and approved at the meeting:

I. The 1st Quarterly Report of the Company for 2007

Voting results: In favour: 15; Against: 0; Abstained: 0

II. Resolution on the convening of the 2006 Annual General Meeting

1. Time: 9:30 a.m., 30 May 2007 (Wednesday)

2. Convener: the Board of the Company

3. Agenda:

(1) To consider the Report of the Directors for 2006

(2) To consider the Report of the Supervisory Committee for 2006

(3) To consider the Final Accounting Report for 2006

(4) To consider the Profit Distribution Plan for 2006

(5) To consider the Resolution on the Payment of Audit Fees to the Accountants

(6) To consider the Resolution on the RE-appointment of the PRC and International Accountants

(7) To consider the Resolution on the Execution of Ongoing Connected Transactions for 2006 and Proposed Connected Transactions for 2007

(8) To consider the Resolution on the Change of Registered Address of the Company and the Corresponding Amendment to the Articles of Association

(9) To consider the Resolution on Amendments to the Rules of Procedure of the Board

(10) To consider the Resolution on Amendments to the Rules of Procedure of the Supervisory Committee

(11) To receive the Work Report of the Independent Directors for 2006

4. Attendees

(1) Directors, Supervisors, senior management and lawyers of the Company, etc.

(2) Holders of A shares of the Company whose names appear on the Register of Members kept by China Securities Depository and Clearing Cooperation Limited, Shanghai Branch at the close of trading of the afternoon session on 15 May 2007 (Tuesday) and their proxies and holders of B shares of the Company whose names appear on the Register of Members kept by China Securities Depository and Clearing Cooperation Limited, Shanghai Branch at the close of trading of the afternoon session on 18 May 2007 (Friday).

5. Registration for the meeting

(1) Time: 9:00 — 16:00, 22 May 2007 (Tuesday)

(2) Venue: Reception Room, 5th Floor, 51 Guangdong Road, Shanghai

(3) Method:

A. Shareholders shall register for the meeting by way of on-site registration. All shareholders qualified for registration should complete the registration procedures within the specified period.

B. Individual shareholders should produce their shareholder-account cards and personal ID cards at registration. Proxies should produce the relevant shareholder-account cards and personal ID cards of the appointer as well as the appointee at registration.

C. Corporate shareholders should produce copies of their business licenses (with common seal affixed), written attorneys signed by the legal representative (with common seal affixed), ID cards of the attendees and shareholder-account cards.

D. Overseas shareholders may register by mail or facsimile before 22 May 2007. Shareholders who opt to register by mail or facsimile should duly fill in the

Shareholders' Attendance Registration Form (Attachment I) and return the same together with copies of identifications listed in paragraphs (3)B and C above. Registration forms shall deem to have been delivered at the time of receipt.

6. A shareholder who is qualified to attend the general meeting may appoint a proxy to attend the meeting on his/her behalf. A proxy must produce a copy of the ID card of his/her appointer, the shareholder-account card, his/her own ID card and the power of attorney (Attachment II) at the meeting.

7. Other matters:

(1) The venue of the meeting will be separately notified

(2) Attendees shall be responsible for any transportation and accommodation expenses incurred for attending the meeting.

(3) In accordance with relevant provisions of securities regulatory authorities, no gifts will be distributed to the shareholders at the meeting.

(4) Correspondence address: Secretariat of the Board, 5th Floor, 51 Guangdong Road, Shanghai.

Contact person: Ms. Ye
Post code: 200002
Telephone: 63217132
Facsimile: 63217720

Voting results: In favour: 15; Against: 0; Abstained: 0

By Order of the Board
Shanghai Jinjiang International Hotels Development Company Limited
30 April 2007

Attachment I:

Shanghai Jinjiang International Hotels Development Company Limited
Shareholders' Attendance Registration Form for
2006 Annual General Meeting

Name of Shareholder: ID card No:
Shareholder-account No.: Number of shares held:
Correspondence Address:
Post Code: Telephone:

Attachment II:

Proxy Form

I hereby appoint Mr./Ms.______ to attend the 2006 General Meeting of Shanghai Jinjiang International Hotels Development Company Limited, and vote at the meeting on my behalf.

Name of Appointer: ID card No:
Shareholder-account No.: Number of shares held:
Signature of Appointer: ID card No:
Date:

By Order of the Board of Directors
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, China, 27 April 2007

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the independent non-executive Directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

** The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店(集團)股份有限公司

(於中華人民共和國註冊成立的股份有限公司)

(股份代碼:2006)

於其他海外監管市場發布的公告

本公告乃根據香港聯合交易所有限公司證券上市規則第13.09(2)條的規定而發表。

以下公告的中文原稿將由上海錦江國際酒店(集團)股份有限公司旗下一間以A股和B股於上海證券交易所上市的附屬公司,上海錦江國際酒店發展股份有限公司(「本公司」)於2007年4月30日於上海和香港發布:

上海錦江國際酒店發展股份有限公司

第五屆董事會第十一次會議決議公告

和關於召開二〇〇六年度股東大會公告

本公司及董事會全體成員保證公告內容的真實、準確和完整,對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

本公司第五屆董事會第十一次會議於2007年4月26日以通訊方式召開,與會董事共15人,佔董事會成員的100%。會議審議並通過了以下議案:

一、公司2007年度第一季度報告

表決結果:15票同意,0票反對,0票棄權。

二、關於召開2006年度股東大會的議案

1、會議時間:2007年5月30日(周三)上午9:30

2、會議召集人:公司董事會

3、會議議程:

(1) 審議《2006年度董事會報告》

(2) 審議《2006年度監事會報告》

(3) 審議《2006年度財務決算報告》

(4) 審議《2006年度利潤分配方案》

(5) 審議《關於支付會計師事務所審計費用的議案》

(6) 審議《關於續聘境內外會計師事務所的議案》

(7) 審議《關於2006年度日常關聯交易執行情況及2007年度擬發生關聯交易的議案》

(8) 審議《關於變更公司註冊地址並相應修改公司章程的議案》

(9) 審議《關於修訂董事會議事規則的議案》

(10) 審議《關於修訂監事會議事規則的議案》

(11) 聽取《獨立董事2006年度述職報告》

4、會議出席對象：

(1) 公司董事、監事、高級管理人員和律師等；

(2) 2007年5月15日（周二）下午交易結束後在中國證券登記結算有限責任公司上海分公司登記在冊的本公司A股股東及其委托代理人和2007年5月18日（周五）下午交易結束後在中國證券登記結算有限責任公司上海分公司登記在冊的本公司B股股東及其委托人(B股最後交易日為2007年5月15日)。

5、會議登記辦法：

(1) 登記時間：2007年5月22日（周二），9:00 － 16:00

(2) 登記地點：上海市廣東路51號5樓接待室

(3) 登記方式：

A、本次股東大會登記採用現場登記方式，凡符合參會登記條件的股東，請在規定時間內辦理登記手續。

B、個人股東持股東帳戶、本人身份證；如委托登記，需持股東帳戶、委托人身份證及受托人身份證。

C、法人股東持營業執照複印件（須加蓋公章）、法定代表人書面委托書（須加蓋公章）、出席人身份證和股東帳戶卡。

D、異地股東可於2007年5月22日前以信函或傳真方式登記，信函或傳真登記需認真填寫《股東參會登記表》(見附件一），並附上述(3) B、C款所列的證明材料複印件，時間以抵達時間為准。

6、凡符合出席條件的股東可以書面形式委托他人出席股東大會，受托人須持授權人身份證複印件、股東帳戶卡、本人身份證及授權委托書（見附件二）方可出席。

7、其他事項：

(1) 會議地點另行通知；

(2) 與會代表交通及食宿費自理；

(3) 根據證券監管機構的有關規定，本次股東大會不向股東發放禮品；

(4) 聯繫地址：上海市廣東路51號5樓董事會秘書室

聯繫人：葉小姐

郵編：200002，電話：63217132，傳真：63217720

表決結果：15票同意，0票反對，0票棄權。

特此公告。

上海錦江國際酒店發展股份有限公司董事會

2007年4月30日

附件一：

上海錦江國際酒店發展股份有限公司

2006年度股東大會股東參會登記表

股東姓名：　　　　身份證號碼：
股東帳號：　　　　持有股數：
聯繫地址：
郵政編碼：　　　　聯繫電話：

附件二：

授權委託書

茲委託　　　　先生/女士代表本人參加上海錦江國際酒店發展股份有限公司2006年度股東大會，並代為行使表決權。

委託人簽名：　　　　身份證號碼：
股東帳號：　　　　持有股數：
受托人簽名：　　　　身份證號碼：
委托日期：

承董事會命
上海錦江國際酒店(集團)股份有限公司
康鳴、袁阡佑
聯席公司秘書

中國上海，2007年4月27日

於本公告日期，執行董事為俞敏亮先生、陳文君女士、楊衛民先生、陳灝先生、袁公耀先生、徐祖榮先生、韓敏先生和康鳴先生，非執行董事為沈懋興先生，獨立非執行董事則為季崗先生、夏大慰先生、孫大建先生、芮明杰先生、楊孟華先生、屠啟宇先生、沈成相先生和李松坡先生。

* *該公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱「Shanghai Jin Jiang International Hotels (Group) Company Limited」登記為海外公司。*

Shanghai Jin Jiang International Hotels (Group) Company Limited*
上海錦江國際酒店（集團）股份有限公司
(a joint stock company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2006)

Overseas Regulatory Announcement

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The original Chinese version of the following announcement is released by Shanghai Jin Jiang International Hotels Development Company Limited (the "Company"), a subsidiary of Shanghai Jin Jiang International Hotels (Group) Company Limited, the A shares and B shares of which are listed on the Shanghai Stock Exchange, in Shanghai and Hong Kong on 30 April 2007.

Shanghai Jinjiang International Hotels Development Company Limited

Announcement of Resolutions of the 12th Meeting of the 5th Session of the Board of Directors

The Company and all members of the board of directors (the "Board") hereby warrant that the contents of this announcement is true, accurate and complete, and assume joint responsibility for any misrepresentations, misstatements or material omissions herein.

The 12th meeting of the 5th session of the Board was held on 27 April 2007 by way of communications. 15 directors (namely all members of the Board) attended the meeting. The resolution on authorizing the executive management of the Company to deal at its absolute discretion with matters pertaining to the disposal of tradable shares in other listed companies held by the Company was unanimously approved at the meeting.

In view of the gradual listing and circulation of shares in other listed companies previously subject to selling restrictions, the Board has resolved to authorize the executive management of the Company to deal at its absolute discretion with matters pertaining to the disposal of tradable shares in other listed companies held by the Company. Currently, shares in other listed companies subject to selling restrictions held by the Company include: 175,590 shares in "Hi-Tech Development" (stock code: 600082), 180,000 shares in "Shanghai Power" (stock code: 600627), 1,796,705 shares in "Tongda Venture" (stock code: 600647) and 396,396 shares in "Yuyuan Mart" (stock code: 600655).

By Order of the Board
Shanghai Jinjiang International Hotels Development Company Limited
30 April 2007

By Order of the Board of Directors
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, China, 27 April 2007

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the independent non-executive Directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

** The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店（集團）股份有限公司

（於中華人民共和國註冊成立的股份有限公司）

（股份代碼：2006）

於其他海外監管市場發布的公告

本公告乃根據香港聯合交易所有限公司證券上市規則第13.09(2)條的規定而發表。

以下公告的中文原稿將由上海錦江國際酒店（集團）股份有限公司旗下一間以A股和B股於上海證券交易所上市的附屬公司，上海錦江國際酒店發展股份有限公司（「本公司」）於2007年4月30日於上海和香港發布：

上海錦江國際酒店發展股份有限公司

第五屆董事會第十二次會議決議公告

本公司及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

本公司第五屆董事會第十二次會議於2007年4月27日以通訊方式召開，與會董事共15人，佔董事會成員的100%。會議審議並一致通過了關於授權公司行政管理層全權辦理出售持有其他上市公司流通股份具體事宜的議案。

鑒於本公司持有的其他上市公司的限售流通股將逐步上市流通，董事會決定授權公司行政管理層全權辦理出售公司持有其他上市公司流通股份的具體事宜。目前，公司持有其他上市公司的限售流通股包括：「海泰發展」(證券代碼：600082) 175,590股、「上電股份」(證券代碼：600627) 180,000股、「同達創業」(證券代碼：600647) 1,796,705股、「豫園商城」(證券代碼：600655) 396,396股。

特此公告。

上海錦江國際酒店發展股份有限公司董事會

2007年4月30日

承董事會命
上海錦江國際酒店（集團）股份有限公司
康鳴、袁阡佑
聯席公司秘書

中國上海，2007年4月27日

於本公告日期，執行董事為俞敏亮先生、陳文君女士、楊衛民先生、陳灝先生、袁公耀先生、徐祖榮先生、韓敏先生和康鳴先生，非執行董事為沈懋興先生，獨立非執行董事則為季崗先生、夏大慰先生、孫大建先生、芮明杰先生、楊孟華先生、屠啓宇先生、沈成相先生和李松坡先生。

* *該公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱「Shanghai Jin Jiang International Hotels (Group) Company Limited」登記為海外公司。*

Shanghai Jinjiang International Hotels Development Company Limited
(Incorporated in the People's Republic of China)

Consolidated Results for the Three Months ended 31 March 2007

I. Major financial data and indicators

Unit: RMB

	At the end of the reporting period	At the end of the previous year	Increase/decrease (%)
Total assets (Yuan)	2,411,117,081	2,379,677,084	1.32
Shareholders' equity (excluding minority interests) (Yuan)	2,094,939,413	2,039,077,080	2.74
Net asset per share (Yuan)	3.47	3.38	2.66
	From year-begin to the end of the report period		Increase/decrease (%)
Net cash flows from operating activities (Yuan)	3,131,660		-41.73
Net cash flow per share from operating activities (Yuan)	0.005		-44.44
	In the report period	From year-begin to the end of the report period	Increase/decrease (%)
Net profit attributable to the Owners' parent company (Yuan)	55,862,333	55,862,333	13.04
Earnings per share, basic (Yuan)	0.0926	0.0926	13.04
Earnings per share, diluted (Yuan)	0.0926	0.0926	13.04
Return on net assets (%)	2.67	2.67	0.03
Return on net assets after extraordinary items (%)	2.66	2.66	0.55

Extraordinary items	Balance at the end of the period (Yuan)
Other non-operating income and expenses, net	45,849
Effect of income tax	-6,877
Total	38,972

II. Notes:

1. The full text of the first quarterly report 2007 of the Company has been published in Shanghai Securities News and on the website of Shanghai Stock Exchange: http://www.sse.com.cn

2. The financial report of this quarter was prepared in accordance with Chinese accounting standards and was unaudited.

3. The quarterly report is available for inspection at the Company.
Address: 5th Floor, 51 Guangdong Road, Shanghai, China Telephone: 86-21-63217132

By Order of the Board
Shanghai Jinjiang International Hotels Development Company Limited
30 April 2007

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店(集團)股份有限公司

(於中華人民共和國註冊成立的股份有限公司)

(股份代碼:2006)

於其他海外監管市場發布的公告

本公告乃根據香港聯合交易所有限公司證券上市規則第13.09(2)條的規定而發表。

以下公告的中文原稿將由上海錦江國際酒店(集團)股份有限公司旗下一間以A股和B股於上海證券交易所上市的附屬公司:上海錦江國際酒店發展股份有限公司(「本公司」)於2007年4月30日於上海和香港發布:

上海錦江國際酒店發展股份有限公司

2007年第一季度報告正文

§1 重要提示

1.1 本公司董事會、監事會及其董事、監事、高級管理人員保證本報告所載資料不存在任何虛假記載、誤導性陳述或者重大遺漏,並對其內容的真實性、準確性和完整性承擔個別及連帶責任。

1.2 公司全體董事出席董事會會議。

1.3 公司第一季度財務報告未經審計。

1.4 公司負責人董事長俞敏亮先生,主管會計工作負責人首席執行官陳灝先生及會計機構負責人副總裁盧正剛先生聲明:保證本季度報告中財務報告的真實、完整。

§2 公司基本情況簡介

2.1 主要會計數據及財務指標

幣種：人民幣

	本報告期末	上年度期末	本報告期末比上年度期末增減(%)
總資產(元)	2,411,117,081	2,379,677,084	1.32
股東權益(不含少數股東權益)(元)	2,094,939,413	2,039,077,080	2.74
每股淨資產(元)	3.47	3.38	2.66

	年初至報告期期末	比上年同期增減(%)
經營活動產生的現金流量淨額(元)	3,131,660	-41.73
每股經營活動產生的現金流量淨額(元)	0.005	-44.44

	報告期	年初至報告期期末	本報告期比上年同期增減(%)
歸屬母公司所有者的淨利潤(元)	55,862,333	55,862,333	13.04
基本每股收益(元)	0.0926	0.0926	13.04
稀釋每股收益(元)	0.0926	0.0926	13.04
淨資產收益率(%)	2.67	2.67	0.03個百分點
扣除非經常性損益後的淨資產收益率(%)	2.66	2.66	0.55個百分點

非經常性損益項目	年初至報告期期末金額(元)
其他營業外收支淨額	45,849
所得稅影響	-6,877
合計	38,972

2.2 報告期末股東總數及前十名無限售條件流通股股東持股表（已完成股權分置改革）

單位：股

報告期末股東總數（戶）	44,939（其中：A股股東24540戶，B股股東20399戶）

前十名無限售條件流通股股東持股情況

股東名稱(全稱)	**期末持有無限售條件流通股的數量**	**種類**
上海錦江國際酒店(集團)股份有限公司	44,932,040	人民幣普通股
上海輪胎橡膠（集團）股份有限公司	8,541,951	人民幣普通股
上海嘉海投資有限公司	8,357,938	人民幣普通股
大成精選增值混合型證券投資基金	7,500,000	人民幣普通股
日興資產管理有限公司－日興AM中國人民幣A股母基金	6,399,578	人民幣普通股
NIKKOCITI TRUST AND BANKING CORPORATION S/A RE: JF CHINA MOTHER FUND	5,640,473	境內上市外資股
中原證券股份有限公司	3,827,000	人民幣普通股
HSBC FS,HTSG A/C 9006G A/C 11-01960	3,511,398	境內上市外資股
金鑫證券投資基金	3,200,802	人民幣普通股
NOMURA SECURITIES CO., LTD	2,923,460	人民幣普通股

2.3 報告期內經營活動總體狀況的簡要回顧

公司第一季度實現營業收入19,656萬元，同比增長13.6%；實現營業利潤6,647萬元，同比增長26.2%，實現淨利潤5,586萬元，同比增長13.0%。

在酒店管理業務方面，錦江國際酒店管理公司第一季度淨增1家星級酒店管理項目，增加客房310間，實現管理業務收入2,359萬元，同比下降1.3%。公司持股超過20%的四家高星級酒店第一季度平均出租率為72.4%，同比增加3.7個百分點；平均房價1,023元，同比下降6.0%。

在連鎖餐飲業務方面，上海新亞大家樂餐飲有限公司第一季度新增「大家樂」門店1家，實現營業收入4,635萬元，同比增長8.6%；上海肯德基有限公司第一季度新增門店8家，實現營業收入41,317.5萬元，同比增長11.0%；上海吉野家快餐有限公司新增門店1家，實現營業收入768萬元，同比增長37.1%；上海錦江同樂餐飲管理有限公司沒有新增門店，實現營業收入149萬元，上年同期尚未營業。

2.4 部分行業的營業收入、營業成本和成本率情況

單位：元　幣種：人民幣
審計類型：未經審計

分行業	營業收入	營業成本	成本率(%)
酒店營運業務	127,782,007	21,420,800	16.76
酒店管理業務	23,587,907	387,000	1.64
貿易業務	42,537,787	40,386,849	94.94

§3 重要事項

3.1 公司主要會計報表項目、財務指標大幅度變動的情況及原因

√適用□不適用

3.1.1 資產負債表項目變動的情況及原因

單位：萬元
幣種：人民幣

項目	2007年3月31日	2007年1月1日	變動 金額	%
應收票據	11	18	-7	-38.9
預付帳款	194	116	78	67.2
應收利息	171	107	64	59.8
應收股利	8,411	144	8,267	5,741.0
在建工程	176	3,278	-3,102	-94.6
短期借款	2,900	3,900	-1,000	-25.6
應付職工薪酬	2,692	4,510	-1,818	-40.3

3.1.1.1 應收票據

本報告期末11萬元，比報告期初減少7萬元，減幅38.9%。主要系本公司下屬酒店收回營業款所致。

3.1.1.2 預付賬款

本報告期末194萬元，比報告期初增加78萬元，增幅67.2%。主要系本公司下屬子公司預付採購款項所致。

3.1.1.3 應收利息

本報告期末171萬元，比報告期初增加64萬元，增59.8%。主要系本公司預計本年第一季度存款利息收入增加所致。

3.1.1.4 應收股利

本報告期末8,411萬元，比報告期初增加8,267萬元，增幅5,741.0%。主要系本公司根據下屬聯營企業董事會利潤分配決議確認應收股利增加所致。

3.1.1.5 在建工程

本報告期末176萬元，比報告期初減少3,102萬元，減幅94.6%。主要系本公司下屬一分公司裝修完畢達到可使用狀態，在建工程轉入固定資產和無形資產等所致。

3.1.1.6 短期借款

本報告期末2,900萬元，比報告期初減少1,000萬元，減幅25.6%。主要系本公司下屬一子公司歸還借款所致。

3.1.1.7 應付職工薪酬

本報告期末2,692萬元，比報告期初減少1,818萬元，減幅40.3%。主要系本公司及下屬子公司支付職工2006年年終獎金等所致。

3.1.2 利潤表項目變動的情況及原因

單位:萬元　幣種:人民幣

項目	1月1日至3月31日		同比變動	
	2007年	2006年	*金額*	*%*
財務費用	7	79	-72	-91.1
投資收益	3,901	2,740	1,161	42.4
營業外收入	12	1,176	-1,164	-99.0
營業外支出	7	19	-12	-63.2
所得稅費用	791	1,181	-390	-33.0

3.1.2.1 財務費用

本報告期內7萬元，比上年同期減少72萬元，減幅91.1%。主要系本公司預計2007年第一季度存款利息收入增加所致。

3.1.2.2 投資收益

本報告期內3,901萬元，比上年同期增加1,161萬元，增幅42.4%。主要系本公司根據下屬參股企業董事會利潤分配決議確認應收股利所致。

3.1.2.3 營業外收入

本報告期內12萬元，比上年同期減少1,164萬元，減幅99.0%。主要系本公司下屬一子公司上年土地被徵用收到動遷補償款，本年無此因素所致。

3.1.2.4 營業外支出

本報告期內7萬元，比上年同期減少12萬元，減幅63.2%。主要系本公司下屬分公司和子公司固定資產清理比上年同期減少所致。

3.1.2.5 所得稅費用

本報告期內791萬元，比上年同期減少390萬元，減幅33.0%。主要系本公司下屬一子公司上年土地被徵用補償收入計提相應所得稅；本年無此因素所致。

3.1.3 現金流量表項目變動的情況及原因

單位:萬元
幣種:人民幣

項目	1月1日至3月31日 2007年	2006年	同比變動 *金額*	*%*
經營活動產生的現金流量淨額	313	537	-224	-41.7
投資活動產生的現金流量淨額	-188	-1,398	1,210	不適用
籌資活動產生的現金流量淨額	-1,047	-2,083	1,036	不適用

3.1.3.1 經營活動產生的現金流量淨額

本報告期內313萬元，比上年同期減少224萬元，減幅41.7%。主要系本公司下屬一子公司「購買商品支付的現金」同比增加所致。

3.1.3.2 投資活動產生的現金流量淨額

本報告期內-188萬元，比上年同期增加1,210萬元。主要系本公司及下屬子公司「購建固定資產等支付的現金」和「投資支付的現金」同比減少所致。

3.1.3.3 籌資活動產生的現金流量淨額

本報告期內-1,047萬元，比上年同期增加1,036萬元。主要系本公司下屬子公司「償還債務支付的現金」同比減少所致。

5.2 重大事項進展情況及其影響和解決方案的分析說明

√適用 □不適用

與日常經營相關的關聯交易

(1) 銷售商品、提供勞務的重大關聯交易

單位：元
幣種：人民幣

關聯方名稱	關聯交易內容	關聯交易定價原則	關聯交易金額	佔同類交易額的比重(%)	關聯交易結算方式	關聯交易對公司利潤的影響
錦江酒店集團及其下屬酒店服務類企業	酒店管理	市場價格	11,572,652.85	49.06	現金	拓展酒店管理市場
錦江國際、錦江酒店集團及其下屬酒店服務類企業	銷售貨物	市場價格	39,362,065.62	92.53	現金	實施統一採供降低成本

(2) 本公司將部分結算資金或閑置資金存入錦江國際集團財務有限責任公司(經批准的非銀行金融機構)，報告期末餘額為49,555萬元。本公司於2007年5月30日召開的2006年度股東大會將審議財務公司存款的議案；公司2007年度在錦江國際集團財務有限責任公司預計存款餘額最高上限不超過8億元人民幣。

3.3 公司、股東及實際控制人承諾事項履行情況

□適用√不適用

3.4 預測年初至下一報告期期末的累計淨利潤可能為虧損或者與上年同期相比發生大幅度變動的警示及原因說明

□適用√不適用

3.5 本次季報資產負債表中的2007年期初股東權益與「新舊會計準則股東權益差調節期初股東權益存在差異的原因說明

□適用√不適用

上海錦江國際酒店發展股份有限公司

法定代表人：俞敏亮

2007年4月30日

承董事會命
上海錦江國際酒店(集團)股份有限公司
康鳴、袁阡佑
聯席公司秘書

中國上海，2007年4月27日

於本公告日期，執行董事為俞敏亮先生、陳文君女士、楊衛民先生、陳灝先生、袁公耀先生、徐祖榮先生、韓敏先生和康鳴先生，非執行董事為沈懋興先生，獨立非執行董事則為季崗先生、夏大慰先生、孫大建先生、芮明杰先生、楊孟華先生、屠啟宇先生、沈成相先生和李松坡先生。

* *該公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱「Shanghai Jin Jiang International Hotels (Group) Company Limited」登記為海外公司。*

Shanghai Jin Jiang International Hotels (Group) Company Limited*
上海錦江國際酒店（集團）股份有限公司
(a joint stock company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2006)

Overseas Regulatory Announcement

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The original Chinese version of the following announcement is released by Shanghai Jin Jiang International Hotels Development Company Limited (the "Company"), a subsidiary of Shanghai Jin Jiang International Hotels (Group) Company Limited, the A shares and B shares of which are listed on the Shanghai Stock Exchange, in Shanghai and Hong Kong on 31 May 2007.

Stock Code: 600754 (A Share)   900934 (B Share)   No.: L2007-012
Short Form of Stock: Jinjiang Hotel (A Share), Jinjiang B Share (B Share)

Shanghai Jinjiang International Hotels Development Company Limited

Announcement of Resolutions of the 2006 Annual General Meeting

The Company and all members of the board of directors (the "Board") hereby warrant that the contents of this announcement is true, accurate and complete, and assume joint responsibility for any misrepresentations, misstatements or material omissions herein.

Important note:
- No resolutions were vetoed or amended at the meeting.
- No new resolutions were proposed at the meeting.

I. The convening of the meeting and attendance:

The notice of the 2006 Annual General Meeting of Shanghai Jinjiang International Hotels Development Company Limited was given by way of announcement 30 April 2007. The meeting was held at Holiday Inn of Shanghai Square on 30 May 2007.

Forty-eight Shareholders (including proxies) holding 340,213,013 shares to account for 56.40% of the total issued share capital of the Company attended the meeting, comprising 32 holders of A shares (including proxies) holding 336,144,632 shares and 16 holders of B shares (including proxies) holding 4,068,381 shares.

The meeting was convened by the Board of the Company and Mr. Yu Minhong, Chairman of the Company, presided over the meeting. Certain Directors, Supervisors and members of the senior management attended the meeting. The meeting was in compliance with relevant provisions of the Company Law of the People's Republic of China and the Articles of Association.

II. Consideration and voting of resolutions

The following resolutions were considered and passed by voting by ballot at the meeting:

1. The Report of the Directors for 2006

2. The Report of the Supervisory Committee for 2006

3. The Final Accounting Report for 2006

4. The Profit Distribution Plan for 2006

The Company's profit after taxation for 2006 amounted to RMB 216,793,734. After deducting in accordance with the law statutory surplus reserve contributions of RMB 31,053,394 (including statutory surplus reserve contributions of subsidiaries) and discretionary surplus reserve contributions of RMB 2,326,537 (including contributions of subsidiaries) and adding profit available for distribution at the end of last year of RMB 34,108,788 and other transfers of RMB848,012, profit for the year available for distribution to all shareholders amounted to RMB 218,370,603. The Company proposes to pay a cash dividend of RMB3.00 (tax inclusive) for every 10 shares held to all shareholders based on the total capital of 603,240,740 shares at the end of 2006. Dividend in respect of B shares shall be payable in USD. The balance of RMB37,398,381 shall be included as undistributed profit and carried forward to the next year.

Details of the dividend payment will be separately announced.

(5) Resolution on the Payment of Audit Fees to the Accountants

(6) Resolution on the RE-appointment of the PRC and International Accountants

(7) Resolution on the Execution of Ongoing Connected Transactions for 2006 and Proposed Connected Transactions for 2007

(8) Resolution on the Change of Registered Address of the Company and the Corresponding Amendment to the Articles of Association

(9) Resolution on Amendments to the Rules of Procedure of the Board

(10) Resolution on Amendments to the Rules of Procedure of the Supervisory Committee

Details of the aforesaid resolutions have been disclosed in an announcement published by the Company in Shanghai Securities News and Ta Kung Pao on 10 April 2007. The same is also available for inspection by investors at the website of Shanghai Securities Exchange http://www.sse.com.cn.

Please refer to the scheduled appended hereto for the voting results on the above resolutions.

The Work Report of the Independent Directors for 2006 was also received at the meeting.

III. Witness of the lawyer:
Mr. Pan Zhiqiang, an attorney of Beijing Jianyuan Law Office, Shanghai Branch acted as witness for the meeting and furnished a legal opinion. The lawyer was of the view that matters relating to the convening and holding procedures, qualifications of the attendees and the convener the voting procedures of the general meeting complied with laws, regulations and rules including the Company Law of the People's Republic of China and the Rules Governing General Meetings of Listed Companies as well as the Articles of Association and the resolutions approved at the general meeting were legal and valid.

IV. Reference:
1. Resolutions of the general meeting;
2. Legal Opnion furnished by the lawyer.

By Order of the Board
Shanghai Jinjiang International Hotels Development Company Limited
31 May 2007

Schedule:

Shanghai Jinjiang International Hotels Development Company Limited
Voting Results of Shareholders' General Meeting 2006

I. To consider the Report of the Directors for 2006

	Number of shares represented	Number of shares represented by votes cast in favour of the resolution	Number of shares represented by votes cast against the resolution	Number of shares represented by votes abstained	Percentage of shares represented by votes cast in favour of the resolution
All Shareholders	340,213,013	337,304,788	0	2,908,225	99.1452%
Holders of A shares	336,144,632	336,144,632	0	0	100.0000%
Holders of B shares	4,068,381	1,160,156	0	2,908,225	28.5164%

II. To consider the Report of the Supervisory Committee for 2006

	Number of shares represented	Number of shares represented by votes cast in favour of the resolution	Number of shares represented by votes cast against the resolution	Number of shares represented by votes abstained	Percentage of shares represented by votes cast in favour of the resolution
All Shareholders	340,213,013	337,304,788	0	2,908,225	99.1452%
Holders of A	336,144,632	336,144,632	0	0	100.0000%

shares					
Holders of B shares	4,068,381	1,160,156	0	2,908,225	28.5164%

III. To consider the Final Accounting Report for 2006

	Number of shares represented	Number of shares represented by votes cast in favour of the resolution	Number of shares represented by votes cast against the resolution	Number of shares represented by votes abstained	Percentage of shares represented by votes cast in favour of the resolution
All Shareholders	340,213,013	337,304,788	0	2,908,225	99.1452%
Holders of A shares	336,144,632	336,144,632	0	0	100.0000%
Holders of B shares	4,068,381	1,160,156	0	2,908,225	28.5164%

IV. To consider the Profit Distribution Plan for 2006

	Number of shares represented	Number of shares represented by votes cast in favour of the resolution	Number of shares represented by votes cast against the resolution	Number of shares represented by votes abstained	Percentage of shares represented by votes cast in favour of the resolution
All Shareholders	340,213,013	337,256,888	47,900	2,908,225	99.1311%
Holders of A	336,144,632	336,144,632	0	0	100.0000%

shares					
Holders of B shares	4,068,381	1,112,256	47,900	2,908,225	27.3390%

V. To consider the Resolution on the Payment of Audit Fees to the Accountants

	Number of shares represented	Number of shares represented by votes cast in favour of the resolution	Number of shares represented by votes cast against the resolution	Number of shares represented by votes abstained	Percentage of shares represented by votes cast in favour of the resolution
All Shareholders	340,213,013	337,256,888	47,900	2,908,225	99.1311%
Holders of A shares	336,144,632	336,144,632	0	0	100.0000%
Holders of B shares	4,068,381	1,112,256	47,900	2,908,225	27.3390%

VI. To consider the Resolution on the RE-appointment of the PRC and International Accountants

	Number of shares represented	Number of shares represented by votes cast in favour of the resolution	Number of shares represented by votes cast against the resolution	Number of shares represented by votes abstained	Percentage of shares represented by votes cast in favour of the resolution
All Shareholders	340,213,013	337,256,888	47,900	2,908,225	99.1311%
Holders of A	336,144,632	336,144,632	0	0	100.0000%

shares					
Holders of B shares	4,068,381	1,112,256	47,900	2,908,225	27.3390%

VII. To consider the Resolution on the Execution of Ongoing Connected Transactions for 2006 and Proposed Connected Transactions for 2007

	Number of shares represented	Number of shares represented by votes cast in favour of the resolution	Number of shares represented by votes cast against the resolution	Number of shares represented by votes abstained	Percentage of shares represented by votes cast in favour of the resolution
All Shareholders	36,747,249	27,224,124	47,900	9,475,225	74.0848%
Holders of A shares	32,678,868	26,111,868	0	6,567,000	79.9044%
Holders of B shares	4,068,381	1,112,256	47,900	2,908,225	27.3390%

VIII. To consider the Resolution on the Change of Registered Address of the Company and the Corresponding Amendment to the Articles of Association

	Number of shares represented	Number of shares represented by votes cast in favour of the resolution	Number of shares represented by votes cast against the resolution	Number of shares represented by votes abstained	Percentage of shares represented by votes cast in favour of the resolution
All	340,213,013	337,256,888	0	2,908,225	99.1452%

Shareholders					
Holders of A shares	336,144,632	336,144,632	0	0	100.0000%
Holders of B shares	4,068,381	1,160,156	0	2,908,225	28.5164%

IX. To consider the Resolution on Amendments to the Rules of Procedure of the Board

	Number of shares represented	Number of shares represented by votes cast in favour of the resolution	Number of shares represented by votes cast against the resolution	Number of shares represented by votes abstained	Percentage of shares represented by votes cast in favour of the resolution
All Shareholders	340,213,013	337,155,888	149,100	2,908,225	99.1013%
Holders of A shares	336,144,632	336,144,632	0	0	100.0000%
Holders of B shares	4,068,381	1,011,056	149,100	2,908,225	24.8516%

X. To consider the Resolution on Amendments to the Rules of Procedure of the Supervisory Committee

	Number of shares represented	Number of shares represented by votes cast in favour of the resolution	Number of shares represented by votes cast against the resolution	Number of shares represented by votes abstained	Percentage of shares represented by votes cast in favour of the resolution
All	340,213,013	337,204,188	100,600	2,908,225	99.1156%

Shareholders					
Holders of A shares	336,144,632	336,144,632	0	0	100.0000%
Holders of B shares	4,068,381	1,059,556	100,600	2,908,225	24.0437%

Notes: Shanghai Jinjiang International Hotels (Group) Company Limited, being a connected person holding 303,465,764 shares, abstained from voting in respect of Resolution VII concerning connected transactions. A total of 36,747,249 shares were represented in votes cast in respect of this resolution.

By Order of the Board of Directors
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, China, 30 May 2007

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the independent non-executive Directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

Jin Jiang Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店(集團)股份有限公司

(於中華人民共和國註冊成立的股份有限公司)

(股份代碼:2006)

於其他海外監管市場發佈的公告

本公告乃根據香港聯合交易所有限公司證券上市規則第13.09(2)條的規定而發表。

以下公告的中文原稿將由上海錦江國際酒店(集團)股份有限公司旗下一間以A股和B股於上海證券交易所上市的附屬公司,上海錦江國際酒店發展股份有限公司(「本公司」)於2007年5月31日於上海和香港發佈:

證券代碼:600754(A股)　　900934(B股)　　編號:臨2007-012
證券簡稱:錦江股份(A股)　　錦江B股(B股)

上海錦江國際酒店發展股份有限公司
二零零六年度股東大會決議公告

本公司及董事會全體成員保證公告內容的真實、準確和完整,對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

重要內容提示:

- 本次會議無否決提案或修改提案的情況;
- 本次會議無新提案提交表決。

一、 會議召開和出席情況:

上海錦江國際酒店發展股份有限公司二零零六年度股東大會通知於2007年4月30日以公告形式發出,會議於2007年5月30日在上海廣場假日酒店召開。

出席會議的股東及股東代表48名;代表股份數為340,213,013股,佔公司總股本的56.40%,其中A股股東及股東代表32名,代表股份數336,144,632股;B股股東及股東代表16名,代表股份數為4,068,381股。

大會由公司董事會召集,公司董事長俞敏亮先生主持大會。公司部分董事、監事及高管人員等出席了會議。會議符合《中華人民共和國公司法》和公司章程的有關規定。

二、 提案審議情況：

會議審議並以記名投票方式通過如下決議：

1、《2006年度董事會報告》；

2、《2006年度監事會報告》；

3、《2006年度財務決算報告》；

4、《2006年度利潤分配方案》；

本公司2006年度完成稅後利潤216,793,734元，依法提取法定盈餘公積31,053,394元(含子公司提取數)，提取任意盈餘公積2,326,537元(含子公司提取數)，加上上年末可分配利潤34,108,788元，其他轉入848,012元，全年可供全體股東分配的利潤為218,370,603元。擬按2006年末的總股本603,240,740股為基數，向全體股東每10股派3.00元現金紅利(含稅)，B股股利折算成美元支付，尚餘37,398,381元，列入未分配利潤轉至下一年度。

派發紅利的具體事宜另行公告。

5、《關於支付會計師事務所審計費用的議案》；

6、《關於續聘境內外會計師事務所的議案》；

7、《關於2006年度日常關聯交易執行情況及2007年度擬發生關聯交易的議案》；

8、《關於變更公司註冊地址並相應修改公司章程的議案》；

9、《關於修訂董事會議事規則的議案》；

10、《關於修訂監事會議事規則的議案》。

本公司於2007年4月10日在《上海證券報》、《大公報》詳細披露了上述議案的有關內容；投資者亦可查詢上海證券交易所網站http://www.sse.com.cn。

上述議案的表決結果見附表。

會議同時聽取了獨立董事2006年度述職報告。

三、 律師見證情況：

本次股東大會經北京市建元律師事務所上海分所潘志強律師現場見證並出具了法律意見書。律師認為：公司本次股東大會的召集和召開程序、出席股東大會人員的資格和召集人資格及會議的表決程序均符合法律法規、《上市公司股東大會規則》及公司章程的規定，本次股東大會通過的決議合法有效。

四、 備查文件：

1、 股東大會決議；

2、 律師出具的法律意見書。

特此公告。

上海錦江國際酒店發展股份有限公司董事會

2007年5月31日

上海錦江國際酒店發展股份有限公司
2006年度股東大會表決結果

一、 審議《2006年度董事會報告》

	代表股份數	同意股數	反對股數	棄權股數	贊成比例
全體股東	340,213,013	337,304,788	0	2,908,225	99.1452%
A股股東	336,144,632	336,144,632	0	0	100.0000%
B股股東	4,068,381	1,160,156	0	2,908,225	28.5164%

二、 審議《2006年度監事會報告》

	代表股份數	同意股數	反對股數	棄權股數	贊成比例
全體股東	340,213,013	337,304,788	0	2,908,225	99.1452%
A股股東	336,144,632	336,144,632	0	0	100.0000%
B股股東	4,068,381	1,160,156	0	2,908,225	28.5164%

三、 審議《2006年度財務決算報告》

	代表股份數	同意股數	反對股數	棄權股數	贊成比例
全體股東	340,213,013	337,304,788	0	2,908,225	99.1452%
A股股東	336,144,632	336,144,632	0	0	100.0000%
B股股東	4,068,381	1,160,156	0	2,908,225	28.5164%

四、 審議《2006年度利潤分配方案》

	代表股份數	同意股數	反對股數	棄權股數	贊成比例
全體股東	340,213,013	337,256,888	47,900	2,908,225	99.1311%
A股股東	336,144,632	336,144,632	0	0	100.0000%
B股股東	4,068,381	1,112,256	47,900	2,908,225	27.3390%

五、 審議《關於支付會計師事務所審計費用的議案》

	代表股份數	同意股數	反對股數	棄權股數	贊成比例
全體股東	340,213,013	337,256,888	47,900	2,908,225	99.1311%
A股股東	336,144,632	336,144,632	0	0	100.0000%
B股股東	4,068,381	1,112,256	47,900	2,908,225	27.3390%

六、 審議《關於續聘境內外會計師事務所的議案》

	代表股份數	同意股數	反對股數	棄權股數	贊成比例
全體股東	340,213,013	337,256,888	47,900	2,908,225	99.1311%
A股股東	336,144,632	336,144,632	0	0	100.0000%
B股股東	4,068,381	1,112,256	47,900	2,908,225	27.3390%

七、 審議《關於2006年度日常關聯交易執行情況及2007年度預計日常關聯交易的議案》

	代表股份數	同意股數	反對股數	棄權股數	贊成比例
全體股東	36,747,249	27,224,124	47,900	9,475,225	74.0848%
A股股東	32,678,868	26,111,868	0	6,567,000	79.9044%
B股股東	4,068,381	1,112,256	47,900	2,908,225	27.3390%

八、 審議《關於變更公司註冊地址並相應修改公司章程的議案》

	代表股份數	同意股數	反對股數	棄權股數	贊成比例
全體股東	340,213,013	337,304,788	0	2,908,225	99.1452%
A股股東	336,144,632	336,144,632	0	0	100.0000%
B股股東	4,068,381	1,160,156	0	2,908,225	28.5164%

九、 審議《關於修訂董事會議事規則的議案》

	代表股份數	同意股數	反對股數	棄權股數	贊成比例
全體股東	340,213,013	337,155,688	149,100	2,908,225	99.1013%
A股股東	336,144,632	336,144,632	0	0	100.0000%
B股股東	4,068,381	1,011,056	149,100	2,908,225	24.8516%

十、 審議《關於修訂監事會議事規則的議案》

	代表股份數	同意股數	反對股數	棄權股數	贊成比例
全體股東	340,213,013	337,204,188	100,600	2,908,225	99.1156%
A股股東	336,144,632	336,144,632	0	0	100.0000%
B股股東	4,068,381	1,059,556	100,600	2,908,225	26.0437%

註： 議案七系關聯交易，關聯方上海錦江國際酒店(集團)股份有限公司(代表股份數303,465,764股)回避表決，參加表決的股份數為36,747,249股。

承董事會命
上海錦江國際酒店(集團)股份有限公司
康鳴、袁阡佑
聯席公司秘書

中國上海，2007年5月30日

於本公告日期，執行董事為俞敏亮先生、陳文君女士、楊衛民先生、陳灝先生、袁公耀先生、徐祖榮先生、韓敏先生和康鳴先生，非執行董事為沈懋興先生，獨立非執行董事則為季崗先生、夏大慰先生、孫大建先生、芮明杰先生、楊孟華先生、屠啟宇先生、沈成相先生和李松坡先生。

* *該公司根據香港法例第3章公司條例第XI部以其中文名稱和英文名稱「Shanghai Jin Jiang International Hotels (Group) Company Limited」登記為海外公司。*

Shanghai Jin Jiang International Hotels (Group) Company Limited*
上海錦江國際酒店（集團）股份有限公司
(a joint stock company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2006)

Overseas Regulatory Announcement

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The original Chinese version of the following announcement is released by Shanghai Jin Jiang International Hotels Development Company Limited (the "Company"), a subsidiary of Shanghai Jin Jiang International Hotels (Group) Company Limited, the A shares and B shares of which are listed on the Shanghai Stock Exchange, in Shanghai and Hong Kong on 5 June 2007.

Shanghai Jin Jiang International Hotels Development Company Limited
Announcement on Unusual Movements in Share Transactions

The Company and all members of the board of directors (the "Board") hereby warrant that the contents of this announcement is true, accurate and complete, and assume joint responsibility for misrepresentations, misstatements or material omissions.

The cumulative downward deviations in the closing prices of the shares of the Company for the three consecutive trading days of 31 May, 1 June and 4 June exceeded 20%. Pursuant to the relevant requirements of the Rules Governing the Listing of Shares on the Shanghai Stock Exchange, the Board of the Company hereby cautions and declares as follows:

As of this date, the operations of the Company are in order. Having made enquiries with the controlling shareholder, the de facto controller and the management of the Company, there is no material discloseable information which should have been disclosed. The Company hereby solemnly reminds all investors that: Shanghai Securities News, Ta Kung Pao and the website of Shanghai Stock Exchange (www.sse.com.cn) are the designated media of the Company for information disclosure. Information published by the Company in the aforesaid designated media shall be definitive. Investors are hereby cautioned to exercise rational judgement in

making investment and the associated investment risk.

By Order of the Board

Shanghai Jin Jiang International Hotels Development Company Limited

5 June 2007

By Order of the Board of Directors
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, China, 4June 2007

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the independent non-executive Directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

** The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店(集團)股份有限公司

(於中華人民共和國註冊成立的股份有限公司)

(股份代碼:2006)

於其他海外監管市場發佈的公告

本公告乃根據香港聯合交易所有限公司證券上市規則第13.09(2)條的規定而發表。

以下公告的中文原稿將由上海錦江國際酒店(集團)股份有限公司旗下一間以A股和B股於上海證券交易所上市的附屬公司,上海錦江國際酒店發展股份有限公司(「本公司」)於2007年6月5日於上海和香港發佈:

上海錦江國際酒店發展股份有限公司
股票交易異常波動公告

本公司及董事會全體成員保證公告內容的真實、準確和完整,對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

本公司股票於2007年5月31日、6月1日、6月4日連續三個交易日收盤價格跌幅偏離值累計達到20%,根據《上海證券交易所股票上市規則》的有關規定,公司董事會特別提示和聲明如下:

截止目前,公司經營情況一切正常。經向公司控股股東、實際控制人及公司管理層諮詢,公司不存在應披露而未披露的重大信息。在此公司鄭重提醒廣大投資者:《上海證券報》、《大公報》及上海證券交易所網站(www.sse.com.cn)為公司指定信息披露媒體,本公司發佈的信息以在上述指定媒體刊登的公告為準。敬請廣大投資者理性投資,注意投資風險。

特此公告。

上海錦江國際酒店發展股份有限公司董事會

2007年6月5日

承董事會命
上海錦江國際酒店(集團)股份有限公司
康鳴、袁阡佑
聯席公司秘書

中國上海,2007年6月4日

於本公告日期，執行董事為俞敏亮先生、陳文君女士、楊衛民先生、陳灝先生、袁公耀先生、徐祖榮先生、韓敏先生和康鳴先生，非執行董事為沈懋興先生，獨立非執行董事則為季崗先生、夏大慰先生、孫大建先生、芮明杰先生、楊孟華先生、屠啟宇先生、沈成相先生和李松坡先生。

* *該公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱「Shanghai Jin Jiang International Hotels (Group) Company Limited」登記為海外公司。*

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店（集團）股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

Overseas Regulatory Announcement

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The original Chinese version of the following announcement is released by Shanghai Jin Jiang International Hotels Development Company Limited (the "Company"), a subsidiary of Shanghai Jin Jiang International Hotels (Group) Company Limited, the A shares and B shares of which are listed on the Shanghai Stock Exchange, in Shanghai and Hong Kong on 13 June 2007.

Shanghai Jinjiang International Hotels Development Company Limited

Public Notice on Implementation of Dividend Distribution 2006

The Company and all members of the board of directors (the "Board") hereby warrant that the contents of this announcement is true, accurate and complete, and assume joint responsibility for any misrepresentations, misstatements or material omissions herein.

Important Note:

- Cash dividend per share before tax for A shares was RMB0.30.Cash dividend per share after tax was RMB0.27. Tax deduction is not applicable to institutional investors. Cash dividend per share for B shares was USD 0.039213.
- Registration date: A shares: 18 June 2007

  B shares: 21 June 2007(the last trading date is 18 June 2007)
- Ex-dividend date: 19 June 2007
- Cash dividend payment date: 2 July 2007

The profit distribution plan 2006 of Shanghai Jinjiang International Hotels Development Company Limited has been considered and approved at the 2006 Annual General Meeting of the Company held on 31 May 2007. The announcement on the resolutions of the General Meeting was published in Shanghai Securities News and Ta Kung Pao dated May 31, 2007 and on the website of Shanghai Securities Exchange (www.sse.com.cn). Details of the dividend distribution is announced as follows:

1. Profit Distribution Plan 2006:

As approved by the 2006 Annual General Meeting 2006, a cash dividend of RMB 3.00 (tax inclusive) for every 10 shares held is payable to all shareholders based on the total share capital of 603,240,740 shares at the end of year.

The Company has appointed China Securities Depository and Clearing Corporation Limited, Shanghai Branch (hereinafter referred to as the "Depository and Clearing Corporation") to withhold personal income tax at a tax rate of 10% on behalf of the shareholders in respect of cash dividend payable to individual holders of tradable A shares not subject to selling restrictions. The actual amount of cash dividend payable shall be RMB0.27 per share. The actual amount of cash dividend payable to A-share institutional investors not subject to selling restrictions, state-owned shareholders subject to selling restrictions and corporate shareholders subject to selling restrictions shall be RMB0.30 per share.

Cash dividend for holders of B shares shall be payable in USD in the amount of USD0.039213 per share converted on the basis of the median price (1:7.6506) of the exchange rate between USD and RMB published by the People's Bank of China on the business day (May 31, 2007) immediately following the date on which the resolution of the 2006 Annual General Meeting.

1. Registration date, ex-dividend date and cash dividend payment date:
2. Registration date: A shares: 18 June 2007

   B shares: 21 June 2007(the last trading date is 18 June 2007)
3. Ex-dividend date: 19 June 2007
4. Cash dividend payment date: 2 July 2007

3. Persons entitled to the cash dividend distribution

Holders of A shares of the Company whose names appear on the Register of Members kept by the Depository and Clearing Cooperation at the close of trading of the afternoon session on 18 June 2007 and holders of B shares of the Company whose names appear on the Register of Members kept by the Depository and Clearing Cooperation at the close of trading of the afternoon session on 21 June 2007 (the last trading date for B shares is 18 June 2007).

4. Implementation of dividend distribution:

(1) Cash dividend payable to holders of A shares not subject to selling restrictions shall be paid out by Depository and Clearing Corporation on behalf of the Company. Details shall be as follows: Cash dividend payable to investors who have completed the designated transactions will be paid to their designated securities companies by the Depository and Clearing Corporation through clearing system of the Depository and Clearing Corporation on the trading day immediately preceding the cash dividend payment date. The investors may collect the cash dividend on the cash dividend payment date. Cash dividend of investors who have not completed the designated transactions would be kept by the Depository and Clearing Corporation until the investors have completed designated transactions and the same have taken effect, whereupon the Depository and Clearing Corporation would transfer such outstanding cash dividend to the securities companies designated by the investors, who shall receive the dividend on the trading immediately following the cash dividend payment date.

(2) Cash dividend payable to holders of State-owned A shares subject to selling restrictions shall be paid out by the Depository and Clearing Corporation on behalf of the Company; cash dividend payable to corporate shareholders subject to selling restrictions shall be paid out directly by the Company.

(3) Cash dividend payable to holders of B shares shall be paid out by the Depository and Clearing Corporation on behalf of the Company. Cash dividend for B shares shall be payable in USD. Investors in B shares may collect their cash dividend in USD from their custodian securities houses and custodian banks on or after 2 July 2007.

5. Enquiries:

All enquiries should be directed to the Secretariat of the Board of Directors of the Company
Telephone: 86-21-63217132, 021-63741122×806
Facsimile: 86-21-63217720

6. Documents for Inspection:

Resolutions of the 2006 Annual General Meeting of the Company

By Order of the Board

By Order of the Board of Directors
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, China, 12 June 2007

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the independent non-executive Directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

** The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店（集團）股份有限公司

（於中華人民共和國註冊成立的股份有限公司）

（股份代碼：2006）

於其他海外監管市場發佈的公告

本公告乃根據香港聯合交易所有限公司證券上市規則第13.09(2)條的規定而發表。

以下公告的中文原稿將由上海錦江國際酒店（集團）股份有限公司旗下一以A股和B股於上海證券交易所上市的附屬公司，上海錦江國際酒店發展股份有限公司（「本公司」）於2007年6月13日於上海和香港發佈：

上海錦江國際酒店發展股份有限公司
2006年度分紅派息實施公告

本公司及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

重要內容提示：

- A股扣稅前每股現金紅利0.30元，扣稅後每股現金紅利0.27元，機構投資者不扣稅

  B股每股現金紅利0.039213美元

- 股權登記日：A股：2007年6月18日

  B股：2007年6月21日（最後交易日為2007年6月18日）

- 除息日：2007年6月19日

- 現金紅利發放日：2007年7月2日

上海錦江國際酒店發展股份有限公司2006年度利潤分配方案已經2007年5月30日召開的公司2006年度股東大會審議通過，股東大會決議公告刊登於2007年5月31日的《上海證券報》、《大公報》和上海證券交易所網站（www.sse.com.cn）。現將分紅派息具體實施辦法公告如下：

一、 2006年度利潤分配方案：

經公司2006年度股東大會批准，按2006年末的總股本603,240,740股為基數，向全體股東每10股派3.00元現金紅利（含稅）。

無限售條件的A股流通股個人股東的現金紅利，公司將委託中國證券登記結算有限責任公司上海分公司（以下簡稱「登記結算公司」）按10%的稅率代扣個人所得稅，實際發放現金紅利為每股人民幣0.27元。無限售條件的A股機構投資者、有限售條件的國家股股東、有限售條件的法人股股東實際發放現金紅利為每股人民幣0.30元。

B股股東的現金股利以美元支付，美元與人民幣滙率按2006年度股東大會決議日下一工作日（2007年5月31日）中國人民銀行公佈的美元兑換人民幣中間價（1：7.6506）折算成每股分配現金股利0.039213美元。

二、 股權登記日、除息日、紅利發放日：

1、股權登記日： A股：2007年6月18日

B股：2007年6月21日（最後交易日為2007年6月18日）

2、除息日：2007年6月19日

3、紅利發放日：2007年7月2日

三、 紅利發放對象：

截止2007年6月18日下午交易結束後在登記結算公司登記在冊的本公司A股股東和截止2007年6月21日下午交易結束後在登記結算公司登記在冊的本公司B股股東（B股最後交易日為2007年6月18日）。

四、 分紅派息實施方法：

1、無限售條件的A股股東的現金紅利由本公司委託登記結算公司發放。具體辦法：登記結算公司在紅利發放日前一個交易日，將已辦理指定交易的投資者的現金紅利通過登記結算公司資金清算系統劃付給其指定的證券公司，投資者可在現金紅利發放日領取現金紅利；未辦理指定交易的投資者的現金紅利暫由登記結算公司保管，當投資者辦理指定交易並生效後，登記結算公司即將該投資者尚未領取的現金紅利劃付給其指定的證券公司，投資者在辦理指定交易後的第二個交易日即可領取現金紅利。

2、有限售條件的A股國家股股東的現金紅利委託登記結算公司發放；有限售條件的法人股股東的現金紅利由本公司直接發放。

3、B股股東的現金紅利由本公司委託登記結算公司發放。B股紅利以美元支付，B股投資者可於2007年7月2日起到其託管券商或託管銀行處領取美元紅利。

五、 諮詢辦法：

諮詢機構： 公司董事會秘書室

電話： 86-21-63217132、021-63741122×806

傳真： 86-21-63217720

六、 **備查文件：**

公司2006年度股東大會決議

特此公告。

上海錦江國際酒店發展股份有限公司董事會

2007年6月13日

承董事會命
上海錦江國際酒店(集團)股份有限公司
康鳴、袁阡佑
聯席公司秘書

中國上海，2007年6月12日

於本公告日期，執行董事為俞敏亮先生、陳文君女士、楊衛民先生、陳灝先生、袁公耀先生、徐祖榮先生、韓敏先生和康鳴先生，非執行董事為沈懋興先生，獨立非執行董事則為季崗先生、夏大慰先生、孫大建先生、芮明傑先生、楊孟華先生、屠啟宇先生、沈成相先生和李松坡先生。

* *該公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱「Shanghai Jin Jiang International Hotels (Group) Company Limited」登記為海外公司。*

END